Exhibit 99.1

NORBORD 2017 MANAGEMENT PROXY CIRCULAR

Notice of Annual Meeting of Shareholders and Availability of Investor Materials

Date:	Tuesday, May 2, 2017
Time:	10:00 a.m.
Place:	The Albany Club, 91 King Street East, Toronto, Ontario, M5C 1G3

Business of the Meeting

1.	To receive the consolidated financial statements for the year ended December 31, 2016 and the auditor’s report on those statements (see Section (III)(1) of the Management Proxy Circular (the Circular));

2.	To elect Directors (see Section (III)(2) of the Circular);

3.	To appoint auditors and to authorize the Directors to fix their remuneration (see Section (III)(3) of the Circular); and

4.	To consider and approve, on an advisory basis, a resolution accepting the Company’s approach to executive compensation (see Section (III)(4) of the Circular).

We will also consider other business that may properly come before the meeting or any adjournment or postponement thereof. You have the right to receive notice of, and to vote at, the annual meeting if you are a Norbord Inc. shareholder at 5:00 p.m. (Toronto time) on Friday, March 3, 2017. The Circular provides additional information relating to the matters to be dealt with at the meeting.

A live webcast of the meeting will be available and can be accessed via www.norbord.com or www.newswire.ca.

Shareholders are entitled to vote at the meeting either in person or by proxy. This notice and Section II of the Circular tells you how to exercise your right to vote your shares.

Notice and Access

The Company is using the notice and access procedure (Notice and Access) adopted by the Canadian Securities Administrators for the delivery of the Circular, Annual Consolidated Financial Statements and related Management’s Discussion and Analysis (collectively, the Meeting Materials). Under Notice and Access, you are still entitled to receive a form of proxy (or voting instruction form) enabling you to vote at the annual meeting. However, instead of receiving paper copies of the Meeting Materials, shareholders receive this notice of meeting which contains information about how to access the Meeting Materials electronically. The principal benefit of Notice and Access is to reduce costs and the environmental impact of producing and distributing large quantities of paper documents. Shareholders who have consented to electronic delivery of materials by filling out the last part of the form of proxy may receive this notice of meeting in an electronic format.

The Circular and form of proxy (or voting instruction form) provide additional information concerning the matters to be dealt with at the meeting. Shareholders are reminded to review all information contained in the Meeting Materials prior to voting.

For more information about Notice and Access procedures, please call CST Trust Company toll-free at 1-888-433-6443.

Websites Where Meeting Materials Are Posted

The Meeting Materials are available on the following notice and access webhosting site by CST Trust Company: www.meetingdocuments.com/cst/osb. The Meeting Materials are also available on the Company’s website, www.norbord.com, under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov.

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How to Obtain Paper Copies of Meeting Materials

All shareholders may request that paper copies of the Meeting Materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date that the Meeting Materials are posted on the Company’s website, and such requests may be made by calling CST Trust Company toll-free at 1-888-433-6443 or by e-mail to fulfilment@canstockta.com.

Requests must be received by 10:00 a.m. (Toronto time) on Thursday, April 20, 2017 if you would like to receive the Meeting Materials in advance of the voting deadline and date of the Meeting.

Voting

Registered Shareholders

Registered shareholders can attend and vote in person at the meeting by registering with CST Trust Company on the day of the meeting. Registered shareholders can also vote by proxy up to 24 hours prior to the time of the meeting, as follows:

1.	By telephone: 1-888-489-5760.

2.	By the Internet: www.cstvotemyproxy.com.

3.	By mail: return in the envelope provided, or in one addressed to CST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, or by facsimile to 416-368-2502, or toll-free to 1-866-781-3111.

4.	By e-mail: proxy@canstockta.com.

Non-registered Shareholders

In most cases, a non-registered shareholder will receive a voting instruction form requesting voting instructions. Voting instruction forms include instructions on how to vote by telephone, fax or mail, or by the Internet and how the non-registered shareholder may attend and vote at the meeting in person (or have another person attend and vote on his or her behalf).

Less frequently, a non-registered shareholder will receive a form of proxy that has already been signed by the intermediary (typically a facsimile, stamped signature) that is restricted as to the number of shares beneficially owned by the non-registered shareholder but is otherwise incomplete. Such a non-registered shareholder should complete the form of proxy and deposit it as set out in “Execution and Deposit of Proxy” on page 6 of this Circular in order to vote.

If a non-registered shareholder who has received a form of proxy wishes to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the non-registered shareholder must strike out the names of the persons in the proxy and insert the non-registered shareholder’s (or other such person’s) name in the blank space provided.

Non-registered shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

By order of the Board of Directors,
/s/ Elaine G. Toomey
ELAINE G. TOOMEY
Assistant Corporate Secretary
Toronto, Ontario
March 3, 2017

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Section I – General Information

This Management Proxy Circular (the Circular) is supplied in connection with the solicitation of proxies by the management of Norbord Inc. (the Company or Norbord) for use at its annual meeting of shareholders to be held at The Albany Club, 91 King Street East, Toronto, Ontario M5C 1G3, on Tuesday, May 2, 2017, at 10:00 a.m. (local time) for the purposes outlined in this Circular under Section III – Business of the Meeting.

Date of Information

The information contained in this Circular is current as at March 3, 2017, unless otherwise stated.

Currency

All dollar amounts in this Circular are in Canadian dollars, unless otherwise specified.

Common Shares Outstanding

The number of Common Shares outstanding as at March 3, 2017 was 86,072,203. These Common Shares trade under the symbol OSB on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange (NYSE).

Notice and Access

This Circular and associated materials for the Meeting (collectively, the Meeting Materials) are being sent to both registered and non-registered holders of our Common Shares using Notice and Access, the delivery procedures that allow us to send shareholders paper copies of a notice of meeting and form of proxy (or voting information form) while providing shareholders access to electronic copies of the Meeting Materials over the internet or to paper copies of the Meeting Materials if they so request within the prescribed time periods. For more information, please refer to the notice of meeting delivered to you.

Voting Shares and Principal Shareholders

Each registered holder of Common Shares on March 3, 2017 (the Record Date) will be entitled, either in person or by proxy, to one vote for each Common Share held on all matters to come before the meeting or any adjournment thereof.

To the knowledge of the Directors and officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of all Common Shares, except Brookfield Asset Management Inc. (Brookfield). As at March 3, 2017, Brookfield, its affiliates and funds managed by it, collectively owned 45,407,240 Common Shares, representing approximately 53% of the Company’s outstanding Common Shares.

Brookfield is a publicly traded company with Class A Limited Voting Shares (Class A Shares) listed on the TSX, the NYSE and Euronext. Brookfield’s major shareholders are Partners Limited (Partners) and Partners’ 49%-owned affiliate, Partners Value Investments LP, which, together with the shareholders of Partners, collectively own, directly or indirectly, exercise control or direction over, have contractual arrangements, such as options, to acquire or otherwise hold beneficial or economic interests in approximately 20% of the Class A Shares of Brookfield on a fully diluted basis, and all of the Class B Limited Voting Shares of Brookfield. Mr. Cockwell, a Director of the Company, is a shareholder and director of Partners.

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Reporting Concerns

Concerns relating to non-compliance with the Company’s Code of Business Conduct or its accounting practices, internal accounting controls or auditing matters may be directed in confidence to the Chair of Norbord’s Audit Committee as follows:

1.	By the Internet
www.clearviewconnects.com

2.	By telephone
	North American Hotline	European Hotline
	1-866-608-7287	00 800 9643 9643

3.	By mail
ClearView Connects™, P.O. Box 11017, Toronto, Ontario M1E 1N0

Shareholder Proposals

The date for submission of shareholder proposals to be included in the Management Proxy Circular for the Company’s 2018 annual meeting of shareholders is December 21, 2017. Proposals must be received at the Company’s head office, at the address below, no later than such date.

Annual Report

Copies of Norbord’s annual report may be obtained by accessing Norbord’s public filings on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval (EDGAR) system at www.sec.gov., or on Norbord’s website at www.norbord.com under “Investors” and “Financial Reports”.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders may contact the Company by mail at 1 Toronto Street, Suite 600, Toronto, Ontario M5C 2W4; telephone (416-365-0705); fax (416-777-4419); or e-mail (info@norbord.com) to request copies of the Company’s Annual Consolidated Financial Statements and MD&A.

Financial information for the Company’s most recently completed financial year is provided in its Annual Consolidated Financial Statements and MD&A, which are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

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Section II – Voting Instructions

Solicitation of Proxies

The management of the Company is soliciting your proxy. Solicitation is being made primarily by regular mail, but may be supplemented by telephone and the Internet, and in person by employees of the Company. The costs of the solicitation will be paid by the Company.

Appointment of Proxyholders

The persons named in the form of proxy are management representatives and Directors and/or officers of the Company. Each shareholder may, by properly marking, executing and depositing the form of proxy, appoint as proxyholder either the persons whose names are printed on the form of proxy or any other person, who need not be a shareholder, by inserting the name of the person in the space provided. The proxyholder may attend and act for the shareholder at the meeting and any adjournment thereof.

Execution and Deposit of Proxy

If a shareholder is an individual, the form of proxy must be executed by the shareholder or a duly authorized attorney of the shareholder. If a shareholder is a corporation, the form of proxy must be executed in the presence of a duly authorized attorney or officer of the corporation. Where a form of proxy is executed by an attorney or officer of a corporation, the authorizing documents (or notarized copies thereof) should accompany the form of proxy.

Executed forms of proxy must be deposited not less than 24 hours before the time of the meeting, or in the case of any postponement or adjournment of the meeting, not less than 24 hours before commencement, according to the instructions located on page 7 of this Circular.

Voting of Shares Represented by Management Proxy

Common Shares represented by properly executed proxies in favour of the individuals whose names are printed thereon will be voted, or withheld from voting, in accordance with the choice specified in the proxy on any ballot that may be called for, but if no choice is specified, such Common Shares will be voted as follows:

1.	For the election as Directors of the Company each of the nominees listed on page 9 of this Circular;

2.	For the appointment of KPMG LLP as auditors of the Company, and the authority of the Directors to fix their remuneration; and

3.	For the advisory resolution accepting the Company’s approach to executive compensation.

The person appointed as proxy has discretionary authority to vote on amendments or variations to the matters being voted on, as identified in the Notice of Annual Meeting of Shareholders, and any other matters that may properly come before the meeting. At the time of finalizing this Circular, the management of the Company knows of no such amendments, variations or other matters to come before the meeting.

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Registered Shareholders

Registered shareholders hold a paper certificate or a direct registration system (DRS) statement and their name appears directly on the share certificate or DRS statement.

Registered shareholders can attend and vote in person at the meeting by registering with CST Trust Company on the day of the meeting. Registered holders can also vote by proxy up to 24 hours prior to the time of the meeting, as follows:

1.	By telephone

Call 1-888-489-5760 from a touch-tone phone and follow the instructions (only available to residents of Canada or the US). Use the control number located on the proxy form. The proxy form does not need to be returned. Please note that, when voting by telephone, shareholders may not appoint a person as a proxyholder other than the management nominees named in the proxy form.

2.	By the Internet

Go to www.cstvotemyproxy.com and follow the on-screen instructions. Use the control number located on the proxy form. The proxy form does not need to be returned.

3.	By mail or fax

Complete, date and sign the proxy form and return it by mail in the envelope provided, or in one addressed to CST Trust Company, Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, or by facsimile to 416-368-2502, or toll-free to 1-866-781-3111.

4.	By e-mail

Complete, date and sign the proxy form and send a scanned copy by e-mail to proxy@canstockta.com.

Non-registered Shareholders

Non-registered (or beneficial) shareholders hold their shares through a bank, trust company, securities broker or other intermediary.

In most cases, a non-registered shareholder will receive a voting instruction form requesting voting instructions. Voting instruction forms include instructions on how to vote by telephone, fax or mail, or by the Internet and how the non-registered shareholder may attend and vote at the meeting in person (or have another person attend and vote on his or her behalf).

Less frequently, a non-registered shareholder will receive a form of proxy that has already been signed by the intermediary (typically a facsimile, stamped signature) that is restricted as to the number of shares beneficially owned by the non-registered shareholder but is otherwise incomplete. Such a non-registered shareholder should complete the form of proxy and deposit it as set out in “Execution and Deposit of Proxy” on page 6 of this Circular in order to vote.

If a non-registered shareholder who has received a form of proxy wishes to attend and vote at the meeting in person (or have another person attend and vote on his or her behalf), the non-registered shareholder must strike out the names of the persons in the proxy and insert the non-registered shareholder’s (or other such person’s) name in the blank space provided.

Non-registered shareholders should follow the instructions on the forms they receive and contact their intermediaries promptly if they need assistance.

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Right of Revocation

A shareholder who has given a proxy has the power to revoke it in regard to any matter on which a vote has not already been cast pursuant to the authority conferred by the proxy and may do so:

1.	By voting again in any manner (telephone, Internet, mail, fax or e-mail); or

2.	By depositing an instrument in writing revoking the proxy executed by the shareholder or by the shareholder’s attorney, authorized in writing to CST Trust Company; or to the registered office of Norbord Inc., 1 Toronto Street, Suite 600, Toronto, Ontario M5C 2W4 not less than 24 hours before the time of the meeting, or with the Chair of the meeting on the day of the meeting; or any adjournment thereof; or

3.	By any other manner permitted by law.

Non-registered shareholders wishing to revoke a voting instruction form or a waiver of the right to receive Meeting Materials that was given to an intermediary, and to vote, should follow the instructions for revocation provided by such intermediary.

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Section III – Business of the Meeting

1. Annual Report and Financial Statements

Registered shareholders and those non-registered shareholders who completed and returned last year’s card specifically requesting a copy were mailed a copy of the annual report.

The consolidated financial results of the Company for the year ended December 31, 2016 and the auditor’s report on those statements will be presented at the meeting and shareholders will be given the opportunity to discuss these results with management.

2. Election of Directors

The articles of the Company provide that the Board of Directors (the Board) will consist of a minimum number of eight and a maximum number of 20 Directors. The Board has fixed the number of Directors to be elected at the annual meeting of shareholders at eight. The nominees will be voted on individually and the voting results for each nominee will be publicly disclosed. The individuals named in the form of proxy intend, unless otherwise directed, to vote FOR the election of a Board of Directors composed of the eight nominees listed below to serve until the next annual meeting of shareholders of the Company or until their successors are duly elected or appointed, unless any specified nominee is not available to act as a Director of the Company, in which event a substitute may be nominated.

The eight nominees proposed for election as Directors are:

Jack L. Cockwell	Paul A. Houston
Pierre Dupuis	J. Barrie Shineton
Paul E. Gagné	Denis A. Turcotte
J. Peter Gordon	Peter C. Wijnbergen

The Board and management of the Company recommend that shareholders vote FOR these nominees. The persons named in the form of proxy intend to vote FOR the election of each of these nominees unless the shareholder specifies that authority to do so is withheld.

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Director Nominees

The Board of Directors has determined that eight Directors are to be nominated for election this year. All eight nominees currently serve on the Board. All Directors were elected or re-elected, as applicable, at the April 29, 2016 annual meeting of shareholders.

Further information on non-employee Directors relating to their compensation and share ownership begins on page 46.

JACK L. COCKWELL

Age: 76

Toronto, Ontario

Canada

Director since 1987

Non-independent

Skills and experience:

•	Board Governance

•	Financial Literacy

•	Analytical Decision-Making

•	Capital Allocation

•	Risks Assessment

•	Mergers, Acquisitions, Divestitures

•	Business Management

•	Strategic Thinking/Managing or Leading Growth

•	Management Development/ Human Resources

•	Chief Executive Officer

Mr. Cockwell is a Director of Brookfield, a global asset manager. Mr. Cockwell was Group Chair of Brookfield from June 2002 to June 2016 and was President and Chief Executive Officer of Brookfield from 1991 to 2002. In January 2016, Mr. Cockwell was named to the Order of Canada for his civic engagement in the areas of education, conservation and history.

Norbord Board and Committees	Meeting Attendance
Board of Directors – Regular	4 of 4
Board of Directors – Special	1 of 1
Environmental, Health and Safety	3 of 3
Human Resources (Chair)	2 of 2

Public Company Directorships in the Past Five Years

•	Brookfield Asset Management Inc. (1979 to present)

•	Brookfield Office Properties Inc. (1999 to 2014)

•	Teck Resources Limited (2009 to present)

Non-Public Company Affiliations in the Past Five Years

•	Director of Waterfront Toronto Corporation (2006 to 2015)

•	Member of the Board of Governors of Ryerson University (2005 to 2015)

•	Heritage Governor of the Royal Ontario Museum (2012 to present)

Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline(1)
2016	24,128	n/a	24,128	$457,035	n/a
2015	24,128	n/a	24,128	$457,035
Change	—	—	—	—

Other securities held: Nil

2016 Annual Meeting Results

Votes in Favour	Votes Withheld

60,823,320 – 86.51%	9,480,673 – 13.49%

(1)	Mr. Cockwell represents the Company’s principal shareholder, Brookfield, and as such, his Director fees are paid directly to Brookfield and he is exempt from the share ownership guidelines.

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PIERRE DUPUIS

Age: 72

Sutton, Quebec

Canada

Director since 1995

Independent

Skills and experience:

•	Board Governance

•	Financial Literacy

•	Analytical Decision-Making

•	Capital Allocation

•	Risks Assessment

•	Mergers, Acquisitions, Divestitures

•	Business Management

•	Marketing/Sales

•	Regional Knowledge

•	Strategic Thinking/Managing or Leading Growth

•	Management Development/ Human Resources

•	Safety, Health and Environment

Mr. Dupuis is a Corporate Director. From 1999 to 2005, Mr. Dupuis was Vice President and Chief Operating Officer of Dorel Industries Inc., a global consumer products company. Prior to his appointment at Dorel, Mr. Dupuis was President and Chief Operating Officer of Transcontinental Inc., a Canadian printing and publishing company.

Norbord Board and Committees	Meeting Attendance
Board of Directors – Regular	4 of 4
Board of Directors – Special	1 of 1
Audit (Chair)	4 of 4
Corporate Governance and Nominating	2 of 2
Environmental, Health and Safety	3 of 3
Human Resources	2 of 2

Public Company Directorships in the Past Five Years

n/a

Non-Public Company Affiliations in the Past Five Years

•	Advisory Board Member of MAAX Bath Inc. (2009 to 2016)

Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline
2016	1,096	30,769	31,865	$598,821	Yes
2015	1,096	29,189	30,285	$551,539
Change	—	5%	5%	9%

Other securities held: Nil

2016 Annual Meeting Results

Votes in Favour	Votes Withheld

65,107,421 – 92.61%	5,196,572 – 7.39%

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PAUL E. GAGNÉ,

CPA, CA

Age: 70

Senneville, Quebec

Canada

Director since 2015

Independent

Skills and experience:

•	Board Governance

•	Industry Knowledge/Experience

•	Financial Literacy

•	Analytical Decision-Making

•	Capital Allocation

•	Risks Assessment

•	Mergers, Acquisitions, Divestitures

•	Business Management

•	Regional Knowledge

•	Strategic Thinking/Managing or Leading Growth

•	Community Relations

•	Management Development/ Human Resources

•	Chief Executive Officer

•	Safety, Health and Environment

Mr. Gagné, a retired executive, has extensive experience in the natural resource sector and is a Chartered Accountant. He is currently serving as Chairman of the Board of Wajax Corporation, a leading distributor and service provider of mobile equipment, power systems and industrial components.

Norbord Board and Committees	Meeting Attendance
Board of Directors – Regular	4 of 4
Board of Directors – Special	1 of 1
Audit	4 of 4
Environmental, Health and Safety	3 of 3
Human Resources	2 of 2

Public Company Directorships in the Past Five Years

•	Textron Inc. (1995 to present)

•	Wajax Corporation (1996 to present)

•	Inmet Corporation (1996 to 2013)

•	CAE Inc. (2005 to 2016)

•	Ainsworth Lumber Co. Ltd. (2011 to 2015)

Non-Public Company Affiliations in the Past Five Years

•	Ste. Anne’s Hospital Foundation (1999 to 2016)

•	Asalco Inc. (2002 to present)

Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline
2016	630	16,367	16,997	$450,269	Yes
2015	630	12,216	12,846	$325,832
Change	—	34%	32%	38%

Other securities held: Nil

2016 Annual Meeting Results

Votes in Favour	Votes Withheld

70,008,235 – 99.58%	295,758 – 0.42%

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J. PETER GORDON

Age: 56

Toronto, Ontario

Canada

Director since 2015

Non-independent

Chair

Skills and experience:

•	Board Governance

•	Industry Knowledge/Experience

•	Financial Literacy

•	Analytical Decision-Making

•	Capital Allocation

•	Risks Assessment

•	Mergers, Acquisitions, Divestitures

•	Business Management

•	Marketing/Sales

•	Regional Knowledge

•	Strategic Thinking/Managing or Leading Growth

•	Community Relations

•	Management Development/ Human Resources

•	Chief Executive Officer

•	Safety, Health and Environment

Mr. Gordon is a Managing Partner of Brookfield, where he is a senior manager with Brookfield Business Partners L.P. He has over 25 years of industrial experience, principally in the mining and forest products industries, having held a number of senior management positions in the Brookfield portfolio companies.

Norbord Board and Committees	Meeting Attendance
Board of Directors (Chair) – Regular	4 of 4
Board of Directors (Chair) – Special	1 of 1
Corporate Governance and Nominating	2 of 2
Environmental, Health and Safety	3 of 3
Human Resources	2 of 2

Public Company Directorships in the Past Five Years

•	Western Forest Products Inc. (2004 to 2006 and 2010 to 2014)

•	Ainsworth Lumber Co. Ltd. (2010 to 2015)

•	North American Palladium Ltd. (2015 to present)

Non-Public Company Affiliations in the Past Five Years

•	Advisory Board Member of MAAX Bath Inc. (2009 to 2016)

•	Advisory Board Member of GrafTech International Ltd. (2015 to present)

Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline(1)
2016	n/a	n/a	n/a	n/a	n/a
2015	n/a	n/a	n/a	n/a
Change	n/a	n/a	n/a	n/a

Other securities held: Nil

2016 Annual Meeting Results

Votes in Favour	Votes Withheld

61,193,886 – 87.04%	9,110,107 – 12.96%

(1)	Mr. Gordon represents the Company’s principal shareholder, Brookfield, and as such, his Director fees are paid directly to Brookfield and he is exempt from the share ownership guidelines.

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PAUL A. HOUSTON

Age: 67

Brooklin, Ontario Canada

Director since 2015

Independent

Lead Director

Skills and experience:

•	Board Governance

•	Industry Knowledge/Experience

•	Financial Literacy

•	Analytical Decision-Making

•	Capital Allocation

•	Risks Assessment

•	Mergers, Acquisitions, Divestitures

•	Business Management

•	Marketing/Sales

•	Regional Knowledge

•	Strategic Thinking/Managing or Leading Growth

•	Management Development/ Human Resources

•	Chief Executive Officer

•	Safety, Health and Environment

Mr. Houston is a retired executive who has served on a number of boards in Canada and the US, most recently with Ainsworth Lumber Co. Ltd. (Ainsworth) as Lead Director from 2009 to March 2015. Mr. Houston has been Lead Director of the Company since May 2015. He has over 12 years of CEO experience in a variety of industries, most recently serving as President and Chief Executive Officer of the Alderwoods Group, a $1.2 billion US company. He has also operated businesses in Canada, US and Europe.

Norbord Board and Committees	Meeting Attendance
Board of Directors – Regular	4 of 4
Board of Directors – Special	1 of 1
Audit	4 of 4
Corporate Governance and Nominating (Chair)	2 of 2
Environmental, Health and Safety	3 of 3
Human Resources	2 of 2

Public Company Directorships in the Past Five Years

•	Ainsworth Lumber Co. Ltd. (2008 to 2015)

Non-Public Company Affiliations in the Past Five Years

n/a

Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline
2016	61,238	20,863	82,101	$1,425,109	Yes
2015	61,238	18,352	79,590	$1,349,791
Change	—	14%	3%	6%

Other securities held: Nil

2016 Annual Meeting Results

Votes in Favour	Votes Withheld

70,010,940 – 99.58%	293,053 – 0.42%

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J. BARRIE SHINETON, P.Eng.

Age: 70

Toronto, Ontario Canada

Director since 2004

Independent

Vice Chair

Skills and experience:

•	Board Governance

•	Industry Knowledge/Experience

•	Financial Literacy

•	Analytical Decision-Making

•	Capital Allocation

•	Risks Assessment

•	Mergers, Acquisitions, Divestitures

•	Business Management

•	Marketing/Sales

•	Regional Knowledge (Non-Canadian)

•	Strategic Thinking/Managing or Leading Growth

•	Management Development/ Human Resources

•	Chief Executive Officer

•	Safety, Health and Environment

Mr. Shineton is a Corporate Director. Mr. Shineton was appointed Vice Chair of the Board in 2014 after serving as President and Chief Executive Officer of the Company from 2004 through 2013. In 2013, Mr. Shineton was named #1 CEO of the Year by Financial Post Magazine. He held various senior leadership positions with Norbord prior thereto in both North America and Europe. Mr. Shineton has more than 30 years of experience in the forest products industry, having held senior marketing, sales and operations positions for companies in North America and Europe.

Norbord Board and Committees	Meeting Attendance
Board of Directors – Regular	4 of 4
Board of Directors – Special	1 of 1
Mr. Shineton is not a member of any Board committees.

Public Company Directorships in the Past Five Years

•	Stella-Jones Inc. (2009 to 2015)

•	Western Forest Products Inc. (2015 to present)

Non-Public Company Affiliations in the Past Five Years

n/a

Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline
2016	6,823	29,320	36,143	$2,655,641	Yes
2015	26,404	28,929	55,333	$2,794,278
Change	-74%	1%	-35%	-5%

Other securities held: 107,500 options.

2016 Annual Meeting Results

Votes in Favour	Votes Withheld

61,549,332 – 87.55%	8,754,661 – 12.45%

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DENIS A. TURCOTTE, P.Eng., MBA

Age: 55

Sault Ste. Marie, Ontario Canada

Director since 2012

Independent

Skills and experience:

•	Board Governance

•	Industry Knowledge/Experience

•	Financial Literacy

•	Analytical Decision-Making

•	Capital Allocation

•	Risks Assessment

•	Mergers, Acquisitions, Divestitures

•	Business Management

•	Regional Knowledge (Non-Canadian)

•	Strategic Thinking/Managing or Leading Growth

•	Community Relations

•	Management Development/ Human Resources

•	Chief Executive Officer

•	Safety, Health and Environment

Mr. Turcotte is President and Chief Executive Officer of North Channel Management and North Channel Capital Partners, both consulting, private investment and management companies. Mr. Turcotte was President and Chief Executive Officer and a Director of Algoma Steel Inc. (Algoma), an integrated flat products steel company, from 2002 through 2008 and was named CEO of the year by Canadian Business magazine in 2006. Prior to joining Algoma, he was President of the Paper Group and Executive Vice President of Corporate Development and Strategy of Tembec Inc., a forest products company, from 1999 to 2002.

Norbord Board and Committees	Meeting Attendance
Board of Directors – Regular	4 of 4
Board of Directors – Special	1 of 1
Audit	4 of 4
Environmental, Health and Safety (Chair)	3 of 3
Human Resources	2 of 2

Public Company Directorships in the Past Five Years

•	Domtar Corporation (2007 to present)

•	Coalspur Mines Ltd. (2011 to 2015)

•	Brookfield Business Partners L.P. (2015 to present)

Non-Public Company Affiliations in the Past Five Years

•	Advisory Board Member of Brookfield Office Properties Inc. (2014 to 2015)

•	Advisory Board Member of GrafTech International Ltd. (2015 to present)

Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline
2016	6,000	6,574	12,574	$326,064	Yes
2015	—	4,334	4,334	$111,443
Change	100%	52%	190%	193%

Other securities held: Nil

2016 Annual Meeting Results

Votes in Favour	Votes Withheld

69,999,910 – 99.57%	304,083 – 0.43%

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PETER C. WIJNBERGEN

Age: 54

Toronto, Ontario Canada

Director since 2014

Non-independent

Skills and experience:

•	Board Governance

•	Industry Knowledge/Experience

•	Financial Literacy

•	Analytical Decision-Making

•	Capital Allocation

•	Risks Assessment

•	Mergers, Acquisitions, Divestitures

•	Business Management

•	Marketing/Sales

•	Strategic Thinking/Managing or Leading Growth

•	Management Development/Human Resources

•	Chief Executive Officer

•	Safety, Health and Environment

Mr. Wijnbergen was appointed President and Chief Executive Officer of the Company in 2014. He served as Senior Vice President and Chief Operating Officer from September 2010 to December 2013 and prior thereto held senior leadership positions in operations, strategic planning and sales, marketing and logistics.

Norbord Board and Committees	Meeting Attendance
Board of Directors – Regular	4 of 4
Board of Directors – Special	1 of 1
Mr. Wijnbergen is not a member of any
Board committees.

Public Company Directorships in the Past Five Years

n/a

Non-Public Company Affiliations in the Past Five Years

n/a

Norbord Securities Held

Fiscal Year	Common Shares	DSUs	Total Common Shares and DSUs	Acquisition Cost of Common Shares and DSUs	Meets Share Ownership Guideline
2016	36,846	2,855	39,701	$1,199,963	Yes
2015	33,282	2,817	36,099	$1,103,485
Change	11%	1%	10%	9%

Other securities held: 413,400 options.

2016 Annual Meeting Results

Votes in Favour	Votes Withheld

61,923,887 – 88.08%	8,380,106 – 11.92%

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Interlocking Directorships

As of the date of this Circular, there are no public company interlocking directorships among Norbord’s Director nominees.

Board Committees

There are four standing committees with specific mandates to assist the Board in carrying out its responsibilities. They are the Audit Committee; the Corporate Governance and Nominating Committee; the Environmental, Health and Safety Committee; and the Human Resources Committee. In addition, from time to time, the Board may establish special committees. The members of the standing committees are:

Audit Committee	Corporate Governance and Nominating Committee	Environmental, Health and Safety Committee	Human Resources Committee
Pierre Dupuis (Chair)	Pierre Dupuis	Jack L. Cockwell	Jack L. Cockwell (Chair)
Paul E. Gagné	J. Peter Gordon	Pierre Dupuis	Pierre Dupuis
Paul A. Houston	Paul A. Houston (Chair)	Paul E. Gagné	Paul E. Gagné
Denis A. Turcotte		J. Peter Gordon	J. Peter Gordon
		Paul A. Houston	Paul A. Houston
		Denis A. Turcotte (Chair)	Denis A. Turcotte

In 2015, an Executive Committee of the Board of Directors, consisting of Messrs. Dupuis, Gordon (Chair) and Houston, was formed to monitor the progress of the merger of Ainsworth and the Company (Merger). The Committee met seven times in 2016.

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Areas of Expertise

Norbord strives to ensure that the Board comprises Directors who possess a broad mix of skills and experience to support the Company’s governance and provide strategic advice to management. The table below lists the key skills and experience the Director nominees bring to the Board. The skills matrix is included in an annual survey completed by members of the Board. The results of the survey are reviewed by the Corporate Governance and Nominating Committee.

Skill or Experience
Board Governance	✓+	✓+	✓+	✓	✓	✓	✓	✓
Industry Knowledge/Experience	✓		✓+	✓	✓	✓	✓	✓
Financial Literacy	✓ +	✓ +	✓ +	✓	✓	✓	✓	✓
Analytical Decision-Making	✓	✓	✓	✓	✓	✓	✓	✓
Capital Allocation	✓	✓	✓	✓	✓	✓	✓	✓
Risks Assessment	✓	✓	✓	✓	✓	✓	✓	✓
Mergers, Acquisitions, Divestitures	✓	✓	✓	✓	✓	✓	✓	✓
Business Management	✓ +	✓ +	✓ +	✓	✓ +	✓ +	✓	✓
Marketing/Sales		✓ +		✓	✓	✓		✓+
Regional Knowledge (Non-Canadian)		US Europe China	US Europe China Japan	US Europe China	US Europe Japan	US Europe Japan	US
Strategic Thinking/Managing/ Leading Growth	✓	✓ +	✓	✓	✓	✓	✓ +	✓
Community Relations			✓	✓			✓
Management Development/Human Resources	✓	✓ +	✓	✓	✓ +	✓	✓	✓
Chief Executive Officer	✓		✓	✓	✓	✓	✓	✓
Safety, Health and Environment		✓	✓	✓	✓	✓	✓	✓

✓ = Strong knowledge

✓ + = Expert knowledge

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Number of Board and Committee Meetings Held

The following is a list of the meetings of the Board and its standing committees held in 2016. The Director attendance records are included in the Director nominee table beginning on page 10.

Meeting	Number of Meetings
Board of Directors – Regular	4
Board of Directors – Special	1
Audit Committee	4
Corporate Governance and Nominating Committee	2
Environmental, Health and Safety Committee	3
Human Resources Committee	2

Non-employee Director Compensation

A detailed discussion of Director compensation can be found on page 46 of this Circular.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

The following Directors served as directors of Fraser Papers Inc. (Fraser).

Name	Period Served
Jack L. Cockwell	2004 to April 2009
Paul E. Gagné	2004 to February 2011
J. Peter Gordon	2007 to February 2011

In June 2009, Fraser initiated a court-supervised restructuring under the Companies’ Creditors Arrangement Act and also filed for protection pursuant to Chapter 15 of the US Bankruptcy Code. As part of its restructuring, Fraser sold all of its operating assets and distributed the proceeds from the sale. Fraser’s common shares were suspended from trading on the TSX on June 23, 2009 and delisted on July 22, 2009. On March 10, 2011, the Ontario Securities Commission issued a cease trade order against Fraser, and on June 23, 2011, Fraser was dissolved.

Corporate Governance

Additional information on Board governance matters can be found on page 51 under Corporate Governance and in the Board’s Terms of Reference, located on page 61 of this Circular.

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3. Appointment of Auditors

KPMG LLP has been the Company’s auditors since February 28, 2007.

Auditor Independence

The Audit Committee has received representations from KPMG LLP regarding their independence, and has considered the matters described below and other factors in arriving at its determination that KPMG LLP is independent of the Company.

2016 Audit and Recommendation

The Audit Committee has reviewed and discussed the Company’s 2016 Annual Consolidated Financial Statements with the management of Norbord, which has primary responsibility for their preparation. KPMG LLP is responsible for expressing an opinion on the Company’s Annual Consolidated Financial Statements. The Audit Committee has reviewed with KPMG LLP the matters that are required to be discussed, including financial statement disclosures, the quality of the Company’s financial reporting, and significant accounting policies.

Based on the reviews, considerations and discussions outlined above, the Audit Committee recommended to the Board, and the Board approved, the 2016 Annual Consolidated Financial Statements of the Company, and authorized their inclusion in the Company’s annual report for the fiscal year ended December 31, 2016.

Principal Accounting Firm Fees

Audit services were provided by KPMG LLP in 2016 and 2015. It is the Company’s policy not to engage its auditors to provide services in connection with financial information systems design and implementation, or other services that may impair the objectivity of the auditors. The Company has implemented a procedure to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether or not the provision of such non-audit services is compatible with maintaining auditor independence.

The table below summarizes the fees paid to KPMG LLP in 2016 and 2015:

Service (US $ millions)	2016	2015
Audit	$0.8	$1.0
Audit-related Fees	0.1	0.1
Tax	0.1	0.1
Other	—	—

Total	$1.0	$1.2

Description of Services

Audit services include the annual financial statement audit of the Company and certain of its subsidiaries. They also include the review of the Company’s unaudited interim financial statements and services associated with securities regulatory filings.

Audit-related services include audits of the Company’s pension plans and special-purpose non-statutory audits of divisions of the Company.

Tax services include tax advisory and compliance services.

Norbord did not engage the Company’s auditors to perform other non-audit services.

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The Audit Committee recommends that shareholders vote FOR the appointment of KPMG LLP as auditors of the Company and authorize the Directors to fix their remuneration. The persons named in the enclosed form of proxy intend to vote FOR this appointment unless the shareholder specifies that authority to do so is withheld.

4. Advisory Vote on Executive Compensation

Statement of Principle

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Purpose of “Say on Pay” Advisory Vote

The purpose of the “Say on Pay” advisory vote is to provide appropriate Director accountability to the shareholders of the Company for the Board’s compensation decisions by giving shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, for the past, current and future fiscal years.

While shareholders will provide their collective advisory vote, the Company’s Directors remain fully responsible for their compensation decisions and are not relieved of these responsibilities by a positive advisory vote by shareholders.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation and related matters. The Company will disclose the results of the shareholder advisory vote as part of its report on voting results for the meeting.

In the event that a significant number of shareholders oppose the resolution, the Board will consult with its shareholders, particularly those who are known to have voted against it, in order to understand their concerns and will review the Company’s approach to compensation in the context of those concerns. Shareholders who have voted against the resolution are encouraged to contact the Board to discuss their specific concerns.

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Results of Advisory “Say on Pay” Vote

The Board will disclose to shareholders as soon as is practicable, ideally within six months of the vote and no later than in the Management Proxy Circular for its next annual meeting, a summary of the significant comments relating to compensation, received from shareholders in the engagement process, and an explanation of the changes to the compensation plans made or to be made by the Board, or why no changes will be made.

At the April 29, 2016 annual meeting, shareholders voted as follows on the advisory “Say on Pay” vote:

	Total Votes	% of Votes Cast
Votes in Favour	69,090,812	98.27
Votes Against	1,213,181	1.73

Total Votes Cast	70,303,993	100.00

No comments were received by the Company in 2016 on its approach to executive compensation.

Form of Resolution

The Board recommends that shareholders indicate their support for the Company’s approach to executive compensation disclosed in this Circular by voting in favour of the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors that the shareholders accept the approach to executive compensation disclosed in the Company’s Management Proxy Circular delivered in advance of the 2017 annual meeting of shareholders.

Approval of the above resolution will require an affirmative vote of a majority of the votes cast at the annual meeting of shareholders.

The persons named in the enclosed form of proxy intend to vote FOR this resolution unless the shareholder specifies that their Common Shares are to be voted against.

NORBORD 2017 MANAGEMENT PROXY CIRCULAR	24

Section IV – Executive Compensation Discussion and Analysis

Compensation Philosophy

Norbord’s compensation philosophy is to motivate and reward both corporate and individual performance. Performance is defined by Norbord as the ability to generate superior financial results relative to the competition, long-term sustainable value for shareholders, and an environment of teamwork and continuous improvement, and to be transparent in all dealings with the employees and shareholders of the Company.

This section outlines in detail the Company’s compensation structure and annual review process. It was prepared by management and has been reviewed by Norbord’s Human Resources Committee (HR Committee).

Human Resources Committee

Committee Members

All Board members, except for Messrs. Shineton and Wijnbergen, sit on the HR Committee. All of the HR Committee members have been senior executives of an organization with the human resources function reporting to them, and have direct experience that is relevant to their responsibilities in executive compensation. Messrs. Gagné, Gordon and Houston have several years of experience as members of various compensation committees of publicly traded companies. For each member’s biography and expertise, see page 10 of this Circular. Messrs. Dupuis, Gagné, Houston and Turcotte also sit on the Audit Committee, which monitors risk and risk management. Mr. Turcotte also serves on the human resources committee of Domtar Corporation.

Independence

The members of the HR Committee are independent within the meaning of section 1.4 of National Instrument 52-110, with the exception of Messrs. Cockwell and Gordon, who are not considered to be independent under the Canadian securities rules and the rules of the TSX due to their affiliation with Brookfield. However, the Canadian Coalition for Good Governance’s policy, “Governance Differences of Equity Controlled Corporations,” published in October 2011, views these Directors as related and independent of management and who may participate as members of the Company’s HR Committee. The participation of these Directors helps to ensure an objective process for determining compensation of the Company’s officers and assists the deliberations of this Committee by bringing the views and perspectives of the majority shareholder.

Role of the HR Committee

The role of the HR Committee is to assist the Board in its oversight of the selection, development, evaluation and compensation of senior management of the Company. The HR Committee plays a key role in succession planning and, in particular, monitoring the performance of the President and Chief Executive Officer (CEO), recommending compensation for the CEO to the Board and approving the compensation of other senior management of the Company.

In order to fulfill its mandate, the HR Committee receives an annual report from management summarizing the achievements of senior management, including the CEO, relative to the business plan presented to the Board at the beginning of each year.

The CEO of the Company makes recommendations to the HR Committee with respect to executive compensation policy and the compensation to be paid to senior management of the Company, other than himself. He does not participate in the HR Committee meetings when his compensation is being discussed or determined.

The HR Committee met twice in 2016.

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Succession Planning

The HR Committee annually evaluates the Company’s succession plans to ensure that potential candidates have the required skills and experience to transition to new positions. This process includes potential successors being given assignments and projects to develop and prove their capability; professional leadership coaching to broaden their strategic perspective; and opportunities to interact with Board members in a variety of settings. Attendance at Board dinners also allows candidates to interact with Directors more informally. Each type of venue allows the Board to regularly assess management and potential successors.

The CEO presents succession planning reports for senior management to the HR Committee and Board in camera. These reports include the orderly succession of:

•	the CEO;

•	the CEO’s direct reports; and

•	senior management in other key positions.

Mr. Wijnbergen served as Senior Vice President and Chief Operating Officer from September 2010 to December 2013 as part of his transition to President and CEO, to which he was appointed on January 1, 2014. Mr. Wijnbergen succeeded Mr. Shineton, who retired from his role as President and CEO on the same date.

Compensation and Benefit Programs

The HR Committee is also responsible for reviewing the design and general competitiveness of the Company’s compensation and benefit programs. In addition, the HR Committee assists the Board in its oversight of the funding, investment management and related administration of all of the defined benefit and defined contribution employee retirement plans of the Company and its wholly-owned subsidiaries.

Risk Management

The HR Committee reviews and approves the Company’s compensation policies and practices, taking into account any risks associated therewith. As further described below, the components of Norbord’s executive compensation program are market standard and include base salary, bonus, long-term incentives in the form of stock options as well as benefits and pension plans.

The Company’s compensation policies and practices include the following compensation and governance best practices that mitigate risk:

•	Annual Incentive Plan (AIP) awards are linked to a combination of individual performance against annual objectives and corporate financial performance measured by return on capital employed;

•	AIP awards have caps for the maximum payout;

•	HR Committee annually reviews and determines performance criteria for AIP awards;

•	Option awards are guided by pre-established formulae;

•	A compensation consultant is used to conduct regular compensation reviews;

•	Interests of Named Executive Officers (NEOs) are aligned with those of shareholders through share ownership guidelines and through holding options that appreciate in value alongside Norbord’s share price; and

•	NEOs are prohibited from hedging their security holdings in the Company.

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Named Executive Officers

The following five individuals are the Company’s NEOs for the year ended December 31, 2016.

Peter C. Wijnbergen (1987 to present)

President and Chief Executive Officer

Mr. Wijnbergen was appointed CEO on January 1, 2014. He served as Senior Vice President and Chief Operating Officer from September 2010 to December 2013 and prior thereto held senior leadership positions in operations, strategic planning and sales, marketing and logistics.

Robin E. Lampard (1996 to present)

Senior Vice President and Chief Financial Officer

Ms. Lampard was appointed Senior Vice President and Chief Financial Officer in February 2008 after being Vice President, Treasurer since 2002. Prior thereto, she held a number of progressively senior finance positions.

Karl R. Morris (1998 to present)

Senior Vice President, Europe

Mr. Morris was appointed Senior Vice President, European Operations in January 2005 after being Managing Director, European Operations since June 2003. Prior thereto, he was Site Director at Norbord’s South Molton, England mill.

Michael J. Dawson (1990 to present)

Senior Vice President, Sales, Marketing and Logistics

Mr. Dawson is Senior Vice President, Sales, Marketing and Logistics. Prior to 2008, he held a number of increasingly senior sales positions in both Canada and the United States.

Kevin J. Burke (2001 to present)

Vice President, Operations – South

Mr. Burke joined Norbord in 2001 in Cowie, Scotland, where he was later appointed General Manager of the mill. In 2010, he returned to the US and was appointed Regional General Manager, overseeing the Joanna, South Carolina and Huguley, Alabama mills. In 2012, he was promoted to his current position, where he oversees the Southern US Operations, which currently consists of six mills.

Executive Compensation Programs and Administration

Through its total compensation program, Norbord aims to attract, retain and motivate highly qualified senior managers. Performance incentives that are tied directly to increases in shareholder value are essential components of the program. In this regard, Norbord believes that compensation for senior management should be driven primarily by performance relative to the established plans and strategy of the business, and not by entitlement or seniority. In addition, as an operating company, Norbord expects its employees to achieve the highest level of performance with regard to protecting employee health and safety and the environment.

In the case of the Company’s CEO, these objectives are achieved by maintaining base salary below the median market levels in return for an opportunity to participate at a higher level in the growth in value of the Company’s Common Shares under the Company’s long-term incentive plans.

Base salaries and short-term incentive targets for the other NEOs are maintained near median market levels against industry benchmarks. The NEOs also participate in the Company’s long-term incentive plans.

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The main components of compensation for the senior management of the Company are:

Compensation Advice and Benchmarking

The Company engages Willis Towers Watson (Towers) from time to time to provide advice on senior management compensation arrangements, including base salary adjustments, annual and long-term incentive target levels, changes to the design of compensation programs, and other miscellaneous compensation issues.

In making compensation decisions, Norbord also considers data published by other leading consulting companies and the US Forest Products Industry Compensation Association (FPICA), of which Norbord is a member.

The HR Committee has the authority to retain independent compensation advisors; however, to date, the HR Committee believes that the current compensation policies meet the objectives of the compensation philosophy described previously. The HR Committee also reviews the appropriateness of the peer comparators used in the Towers analysis based on revenues, type of business, business size and where executive talent would be sourced.

In December 2016, Norbord engaged Towers to review the competitiveness of Norbord’s NEO and executive officer compensation. The core peer groups used to benchmark Norbord’s NEO and executive officer compensation include North American forest products companies and UK capital-intensive companies or divisions with similar scope and revenue to Norbord (with revenues between approximately 1/3 to 3 times that of Norbord).

Recognizing that executive talent can be attracted and retained from a broader range of companies, Towers also surveyed a number of companies operating in the energy services, chemicals, industrial manufacturing, metals and mining, and oil and gas industries with revenues between 1/3 to 3 times that of Norbord.

In addition to this comparative information, Norbord also reviewed industry-specific data obtained from the FPICA and general manufacturing industry data obtained from surveys published by leading consulting companies.

North American Forest Products Peers

Boise Cascade Company	Canfor Corporation	Cascades Inc.

Clearwater Paper Corporation	Interfor Corporation	KapStone Paper and Packaging Corporation

Louisiana-Pacific Corporation	Neenah Paper, Inc.	P.H. Glatfelter Company

Schweitzer-Mauduit International, Inc.	Stella-Jones Inc.	West Fraser Timber Co. Ltd.

Western Forest Products Inc.

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UK Capital-Intensive Peers

Aliaxis	BAE Systems plc	Balfour Beatty plc

IMI plc	Johnson Matthey	Kier Group plc

Mondi plc	NSG Group	QinetiQ plc

Rolls Royce Corp.	Schneider Electric Industry	Smiths Group plc

SPX FLOW, Inc.	Stolt-Nielsen Limited	TATA Steel Limited

Vesuvius plc

As part of its December 2016 review, Towers provided the 25th, 50th and 75th percentiles of the following compensation elements for each NEO:

•	Salary;

•	Target bonus (% of salary);

•	Target total cash (TTC = salary + target bonus);

•	Expected value of long-term incentives (LTI) (% of salary); and

•	Total direct compensation (TDC = TTC + LTI).

In addition, Towers assists Norbord in developing base salary and bonus target ranges for each of the NEO positions, and a strategy to move NEOs through these ranges based on their experience and sustained level of performance.

Increases to base salaries for NEOs were made based on the benchmarking provided by Towers. Base salaries for the NEOs can be found on page 29 of this Circular.

The following table summarizes the aggregate fees paid to Towers for services provided to the HR Committee during the 2016 and 2015 financial years.

Service	2016	2015
Executive compensation related fees	$35,523	$21,319
All other fees	—	—

Total	$35,523	$21,319

In 2016, no fees relating to non-executive compensation matters were paid to Towers.

Compensation Programs

The individual components of senior management compensation and the HR Committee’s approach to each are discussed in the following pages.

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1. Base Salary	Pay for role and capability

Base salaries of the Company’s senior management are reviewed annually to ensure that they are competitive and reflect the contribution of each individual.

The Company believes that base salaries should generally reflect the median level of salaries paid to senior management in similar positions at comparable North American forest products and other manufacturing companies, adjusted for geographic location and size based on sales volumes.

The base salary for the Company’s CEO is targeted below the market median so that there is a higher weighting to the long-term incentive plans that are focused on the growth in value of the Company’s Common Shares.

The base salaries of other senior management are generally near the market median for their respective roles, with consideration being given to their experience and sustained level of performance.

In January of each year, the CEO and HR Committee review the contribution that each member of senior management has made in delivering key business results. The CEO uses benchmark data and Consumer Price Index forecasts to support salary increase recommendations to the HR Committee. Typically, the size of the increases for senior management will be within the range of increases adopted for other salaried employees of the Company. Larger increases may be recommended for members of senior management who are performing above expectations and/or progressing through their salary ranges.

On February 2, 2017, the CEO reviewed the aforementioned Towers benchmark data with the HR Committee. Based on the market data and company performance, the HR Committee recommended and the Board approved the increases as reflected in the table below.

Named Executive Officer	Annual Salary at Dec. 31, 2016		Increase	Annual Salary at Apr. 1, 2017
Peter C. Wijnbergen (CEO)		$500,000	20.0%		$600,000
Robin E. Lampard (CFO)		$400,000	3.8%		$415,000
Karl R. Morris (SVP)		£195,000	2.6%		£200,000
Michael J. Dawson (SVP)		$310,000	2.6%		$318,000
Kevin J. Burke (VP)	US $	255,000	5.9%	US $	270,000

2. Bonus	Pay for annual performance against agreed-upon objectives

The Company has an AIP that provides a cash incentive for senior management based on corporate and individual performance. The AIP complements Norbord’s practice of compensating senior management at the market median by providing an incentive to execute the annual business plan while striving for longer-term strategic goals.

For the AIP, the Company has adopted return on capital employed (ROCE) as its measure of Company performance. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital. ROCE is calculated as Adjusted EBITDA (earnings determined in accordance with IFRS before finance costs, income taxes, depreciation and amortization and other unusual or non-recurring items) divided by average capital employed (sum of property, plant and equipment, intangible assets and operating working capital) during the fiscal year under consideration. ROCE, Adjusted EBITDA and capital employed are non-IFRS financial measures and may not be comparable to similar measures employed by other companies. These non-IFRS measures are further defined and discussed, and a quantitative reconciliation of each to the most directly comparable IFRS financial measure is provided, in the Company’s Management’s Discussion and Analysis dated February 2, 2017. As Norbord operates in a cyclical commodity business, it monitors ROCE over the business cycle as a useful means of comparing the businesses in terms of efficiency of management. The Individual Performance Factor for each plan member is determined by measuring actual performance against previously agreed-upon objectives that contribute to the delivery of the business plan.

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The formula for calculating this annual incentive bonus amount for each NEO is as follows:

For the CEO, CFO and SVPs: Base Salary x Target Award x ( 2⁄3 Company Performance Factor +  1⁄3 Individual Performance Factor)

For the VP: Base Salary x Target Award x ( 1⁄2 Company Performance Factor +  1⁄2 Individual Performance Factor)

Where:

1.	Base salary equals annual base compensation.

2.	Target awards are expressed as a percentage of base salary. These targets have been established for each individual at approximately the median level of the annual incentive compensation plans administered by other North American forest products and manufacturing companies.

On January 27, 2016, following a review of the January 2016 Towers compensation report, the Board approved an increase in bonus targets for the CEO and SVPs for the 2016 fiscal year. For the 2017 fiscal year, these targets remain unchanged.

Towers’ December 2016 benchmarking confirmed that these targets are competitive at the median level with roles in comparable companies.

3.	The AIP for all of senior management, including the CEO, is based on two performance factors:

(a)	Company performance based on ROCE where the target ROCE, over the business cycle, is 21% and has a corresponding Company Performance Factor of 1.0. The maximum Company Performance Factor of 3.0 coincides with a ROCE of 30%. There is no Company Performance Factor and no payout, unless otherwise determined by the Board, if the ROCE is 4% or less and/or earnings are negative.

(b)	Individual performance measured against established objectives and including contribution to overall results. Individual performance is measured against a scale of zero to 2.0, where a factor of 1.0 denotes that all key objectives have been met. There is no payout on this Individual Performance Factor alone if the ROCE is 4% or less and/or earnings are negative, unless otherwise determined by the Board. (See page 38 for 2016 accomplishments and performance.)

ROCE targets and corporate objectives are reviewed by the HR Committee at the beginning of each year. The CEO reviews with the Committee the individual performance of senior management and makes recommendations for the approval of incentive awards where warranted.

For fiscal 2016, the Company generated earnings of US $183 million and a ROCE of 27% and bonuses were paid out as set out in the following table. NEO bonuses were based on the Company’s ROCE.

Named Executive Officer	2016 AIP Target as % of Base Salary	2016 Bonus
Peter C. Wijnbergen (CEO)	60%		$663,000
Robin E. Lampard (CFO)	50%		$441,000
Karl R. Morris (SVP)	40%		£159,000
Michael J. Dawson (SVP)	40%		$265,000
Kevin J. Burke (VP)	30%	US $	151,000

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3. Long-Term Incentives	Pay for future performance and retention

The Company’s long-term incentive plans for its senior management are as follows.

Stock Option Plan

The HR Committee believes that granting options is an effective way to:

1.	Recognize key employees for their contributions toward achieving corporate performance objectives;

2.	Ensure that senior management is committed to the longer-term interests of the Company and its shareholders; and

3.	Attract, retain and motivate employees to achieve corporate success.

The Company has had a stock option plan (SOP) since 1991.

The SOP is designed to focus executive attention on the long-term interests of the Company and growth in shareholder value. Officers and other employees of the Company and its affiliates are eligible to participate in the SOP. Currently, 12 executives of the Company hold options granted under the SOP. As of December 31, 2016, 770,146 Common Shares were issuable under options granted. The table “Securities Authorized for Issuance under Equity Compensation Plans for the Financial Year Ended December 31, 2016,” located on page 43, provides further details.

The number of Common Shares (i) issuable to insiders of the Company at any time; and (ii) issued to insiders within any one-year period, under the SOP and any other security-based compensation arrangement, cannot exceed 10% of the Company’s outstanding Common Shares.

To determine the size of grants, the HR Committee takes into consideration data provided by external consultants on competitive market practices within the Canadian forest products industry and a wider grouping of industrial companies. As a guideline, the size of grants is established as a multiple of base salary divided by the share price at the time of grant. The multiple used in this guideline is three times base salary for the CEO, two times base salary for the SVPs and one times base salary for the VPs. The HR Committee may increase or decrease the size of the option grant based on its view of the relative contributions of plan participants toward meeting corporate objectives.

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The exercise price of an option will be determined by the Board at the time it resolves to grant the option. The date of grant of the option will not be earlier than the sixth trading day immediately following the date that the Board resolves to grant the option, provided that if the Board resolves to grant the option during a black-out period, the date of grant of the option will be the sixth trading day immediately following the expiration of the black-out period. The exercise price is calculated as the volume-weighted average price (VWAP) of a Common Share on the TSX for the five trading days preceding the date of grant.

Under the terms of the SOP, an option may be exercised for up to 10 years, subject to vesting at the annual rate of 20% per year beginning on the first anniversary of the date of grant. Unless otherwise determined by the Board, an option will expire immediately in the event of resignation or termination of employment with cause, within 90 days of termination of employment without cause, within six months of the death of an optionholder and in accordance with its terms on retirement. If the date on which an option expires occurs during or within 10 days after the last day of a black-out period, the expiry date of the option will be the last day of such 10-day period.

Options may be transferred to the permitted assigns of an optionholder as defined in National Instrument 45-106 (i.e., the spouse of the optionholder; an entity controlled by the optionholder or spouse; a registered retirement savings plan or registered retirement income fund of the optionholder or spouse; or a trustee, custodian or administrator acting on behalf of, or for, the benefit of the optionholder or spouse), except for US optionholders.

The Company also has a UK Option Sub-Plan to the SOP, which provides for options up to £30,000 in value (based on grant price) to receive capital gains tax treatment for each UK option recipient. The UK Option Sub-Plan provides for the issuance of options under the more restricted terms required by HM Revenue and Customs (UK) to qualify the options for such treatment.

At March 3, 2017, the total number of options outstanding under the SOP was 1,724,319 and the total number of Common Shares reserved for issuance under the SOP was 2,375,265, representing 2% and 3%, respectively, of the Company’s Common Shares outstanding at that date.

Stock Option Plan Amendment Process

Shareholder approval is required in respect of any amendment to the SOP that would:

1.	Increase the maximum number of Common Shares issuable under the SOP (other than on a corporate reorganization);

2.	Reduce the exercise price of options to less than the market price of Common Shares on the date of the option grant;

3.	Reduce the exercise price of options for the benefit of an insider of the Company;

4.	Extend the expiry date of options for the benefit of an insider of the Company;

5.	Increase the maximum number of Common Shares issuable to insiders of the Company under the SOP; or

6.	Amend any of the limitations set out in 1 to 5 above.

Except as provided in the preceding list, the Board may amend the SOP as it considers necessary or desirable for the purposes of the Company.

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With the exception of the foregoing changes, the Board has the discretion to make amendments, which it may deem necessary, without having to obtain shareholder approval. Such changes include, without limitation:

1.	Minor changes of a “housekeeping” nature;

2.	Amending options under the plan, including with respect to the option period (provided that the period during which an option is exercisable does not exceed 10 years from the date on which the option is granted and that such option is not held by an insider), vesting period, exercise method and frequency, subscription price (provided that such option is not held by an insider) and method of determining the subscription price, assignability, and effect of termination of a participant’s employment or cessation of the participant’s directorship;

3.	Changing the class of participants who are eligible to participate under the plan;

4.	Advancing the date on which any option may be exercised, or extending the expiration date of any option, provided that the period during which an option is exercisable does not exceed 10 years from the date on which the option is granted;

5.	Changing the terms and conditions of any financial assistance that may be provided by the Company to participants to facilitate the purchase of Common Shares under the plan; and

6.	Adding a cashless exercise feature, payable in cash or securities, whether or not it provides for a full deduction of the number of underlying shares from the plan reserve.

Stock Option Plan Grants

No options were granted in 2016 in light of the (then newly elected) Canadian federal government indicating in its platform that it intended to make certain tax-related changes, including changes to the tax treatment of stock options. Consequently, the Board advanced the granting of stock option awards that would normally occur in late January 2016 to December 2015.

On February 2, 2017, the Board approved the grant of options to purchase an aggregate of 190,000 Common Shares to three NEOs and five other members of senior management of the Company. The date of grant was determined to be February 10, 2017 with an exercise price of $34.96, being the five-day VWAP prior to such date of grant. Of this aggregate amount, 120,000 options were granted to NEOs as follows:

Named Executive Officer	Number of Options Granted February 10, 2017	Grant Price	Expiry Date
Peter C. Wijnbergen (CEO)	70,000	$34.96	February 10, 2027
Robin E. Lampard (CFO)	35,000	$34.96	February 10, 2027
Kevin J. Burke (VP)	15,000	$34.96	February 10, 2027

Messrs. Morris and Dawson were granted Restricted Stock Units (RSUs) in lieu of options as discussed below.

The total number of options granted in 2017 represents less than 1% of the Company’s outstanding Common Shares as at March 3, 2017.

Restricted Stock Unit Plan

The Company has an RSU Plan to provide designated senior employees of the Company, or its subsidiaries, with compensation opportunities that are consistent with shareholder interests. Units credited under this plan vest over three years (i.e., one-third on each of the first, second and third anniversary dates of the award). Holders are credited with additional units as and when dividends are paid on the Company’s Common Shares. The value of vested units is determined by multiplying the number of vested units by the closing price of the Company’s Common Shares traded on the TSX on the trading day such units vested. Such amount is paid in cash within 30 days of the vesting date.

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On February 2, 2017, the Board approved, in lieu of options, the grant of RSUs to Mr. Morris (5,500) and Mr. Dawson (5,200).

Management Deferred Common Share Unit Plan

The Company has a Deferred Common Share Unit (DSU) Plan that is designed to focus executive attention on the long-term interests of the Company and growth in shareholder value. Through this plan, participants can defer receipt of all or part of their AIP bonus in the form of DSUs and improve their ability to meet the Company’s share ownership guidelines (see page 36). A DSU is a unit, equivalent in value to a Common Share, credited by means of a bookkeeping entry in the books of the Company. Following the participant’s termination of employment with the Company, the participant will be paid the market value of the Common Shares represented by the DSUs in cash.

Participants can elect to take all or part of their AIP bonus in DSUs, issued based on the closing price of the Company’s Common Shares on the TSX on the award date, provided that if such date is during a black-out period, the closing price will be as of the first trading day immediately following the expiration of the black-out period.

A Canadian participant may elect to defer all or part of his or her AIP bonus to DSUs in the fiscal year immediately preceding the fiscal year in which such AIP amounts are payable. Once the election is made, it is irrevocable. The plan also allows the Board to grant a discretionary DSU award to senior management without the requirement for the recipient to pre-elect to defer all or part of such discretionary award in DSUs.

Holders of DSUs are allotted additional DSUs as and when dividends are paid on the Company’s Common Shares.

No DSUs were granted in 2016 except with respect to the reinvestment of dividends (see page 36 – “Named Executive Officer Share Ownership” – for management’s DSU balances).

Employee Share Savings Plan

Messrs. Wijnbergen, Dawson, Burke and Ms. Lampard participate in the Employee Share Savings Plan (ESSP). Effective January 27, 2016, the Board approved amendments to the ESSP to include the participation of US salaried employees. Canadian and US salaried employees may join the ESSP after one year of service and may contribute up to 10% of their gross salary and bonus to purchase Common Shares through regular payroll deductions. NEOs may contribute up to 15% of their gross salary and bonus toward ESSP share purchases as a vehicle to meeting the share ownership guideline.

As an incentive to invest in the Company, Norbord makes a 30% matching contribution on the participant’s first 5% of pay invested per pay period. Participants may make withdrawals twice per year. During 2016, Messrs. Wijnbergen, Dawson and Burke contributed 10% of their respective salaries and Ms. Lampard contributed 5% of her salary toward ESSP share purchases. All Common Shares purchased under the ESSP are purchased on the open market.

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4. Benefits	Investment in employee health and well-being as well as perquisites

In addition to competitive medical, dental and insurance benefits (through a flexible benefits plan), Norbord offers executives an annual health and wellness assessment, a fitness club membership, financial planning assistance and a car allowance.

5. Pension	Investment in financial security after retirement

All Norbord employees are eligible to participate in one of the Company’s pension plans. This benefit is provided because it is a competitive practice in the forest products industry and with other potential employers of key senior executive officers.

Prior to January 2006, all Norbord Canadian salaried employees participated in the Norbord defined benefit (DB) Retirement Annuity Plan (RAP). The HR Committee and management took a proactive approach to managing the ongoing liabilities of this plan and, on January 1, 2006, the RAP was closed to new entrants in favour of a defined contribution (DC) plan design. DC plan provisions were added to the RAP, and existing RAP participants were given the choice to continue to accrue service under the DB provision or to commence accruing under the new DC provision all within the RAP.

Messrs. Wijnbergen and Dawson elected to continue participating in the DB provisions of the RAP. Recognized remuneration for the purposes of determining pension benefits under this plan includes base salary and bonus. The pension benefit is determined as 1.75% multiplied by the best five-year average earnings less 1/70th of the CPP/QPP benefit, multiplied by the number of years of DB pension service (the service under the CPP/QPP benefit is limited to 35 years). DB pension benefits are reduced by 3% per year for retirement earlier than age 65. These pension benefits are payable for life and are guaranteed for a single plan member for five years. Upon death, adjusted payments of 66 2/3% of the benefit continue to the surviving spouse.

Ms. Lampard elected to commence accruing DC benefits within the RAP beginning in January 2006, prior to which she accrued DB entitlements within the RAP. Under the DC provisions, Norbord provides a basic allocation of 4% of pensionable earnings and a matching contribution of up to 3% of pensionable earnings, up to the limits imposed by the Income Tax Act. Ms. Lampard received a matching contribution of 3% in 2016.

Pension benefits that exceed the Income Tax Act limits are paid from a Supplemental Employee Retirement Plan (SERP). Recognized remuneration for the purpose of determining pension benefits under this plan includes base salary only for DB provisions, and base salary plus bonus for the DC provisions. To limit the Company’s retirement benefit liability to employees accruing under this plan, a remuneration level of $225,000 has been established as the maximum annual remuneration eligible for pension calculations for the DB plan, and the DC plan is capped at the Income Tax Act limit for company contributions. This maximum is to be reviewed periodically in both general and individual applications.

Mr. Burke participates in Norbord’s 401(k) plan made available to its US employees. Norbord provides a basic allocation of 4% of pensionable earnings and a matching contribution of up to 2% of pensionable earnings, up to the limits imposed by the Internal Revenue Service (IRS). Mr. Burke also has a deferred entitlement in the UK Group Personal Pension plan arising from his employment in Europe. No Company contributions have been made to Mr. Burke’s UK Group Personal Pension plan since Mr. Burke moved to the US in 2010.

The Company contributes 15% of Mr. Morris’ gross earnings into his Self-Invested Personal Pension plan (SIPP).

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The following table lists the Company’s pension plans in which the NEOs participate.

Named Executive Officer	Defined Benefit	DB SERP	Defined Contribution	DC SERP	SIPP or 401(k)
Peter C. Wijnbergen (CEO)	✓	✓
Robin E. Lampard (CFO)	Pre-2006	Pre-2006	Since 2006	Since 2006
Karl R. Morris (SVP)					✓
Michael J. Dawson (SVP)	✓	✓			✓
Kevin J. Burke (VP)

US executives can defer up to 50% of their base salary and some or all of their annual incentive into a deferred compensation account. The money must remain in the account until they cease employment and is invested in one or more investment options designated by Norbord and selected by the executive. The executive can take the cash either in a lump sum or in annual instalments when they leave the Company.

Named Executive Officer Share Ownership

In order to motivate management to maximize the long-term value of the Company’s assets and business operations, the Board established guidelines for the minimum ownership of Common Shares and/or DSUs of the Company by its NEOs. The minimum amount to be invested is two times base salary for the CEO, and one times base salary for the other NEOs, based on the acquisition cost of the Common Shares and/or DSUs acquired.

An NEO is encouraged to accumulate the minimum share ownership in a systematic manner over a five-year period following the date of his/her designation as an NEO. An NEO can improve his/her ability to meet the requirement by contributing bonus amounts and acquiring units in the DSU Plan or by acquiring Common Shares through the ESSP.

Share prices of all public companies are subject to market volatility. As a result, NEO share ownership guidelines are based on acquisition cost. In addition, to remove the uncontrollable impact of foreign exchange, share ownership guidelines reflect a “once met, always met” standard. This means that if an NEO has met his or her applicable ownership guideline multiple and subsequent changes in the foreign exchange rate cause the value of his or her ownership to fall below the applicable threshold, the NEO will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the required threshold.

Acquisition Cost

The following table presents the total number of Common Shares of the Company and/or DSUs held by each NEO as at December 31, 2016, and the acquisition cost of such Common Shares and DSUs.

Named Executive Officer	NEO Since	Number of Common Shares	Acquisition Cost of Common Shares(1)	Number of DSUs(2)	Acquisition Cost of DSUs(1)	Total Number of Common Shares and DSUs	Total Acquisition Cost of Common Shares and DSUs(1)	Total Acquisition Cost as a Multiple of Salary
Peter C. Wijnbergen (CEO)	2004	36,846	$974,780	2,855	$225,183	39,701	$1,199,963	2.4x
Robin E. Lampard (CFO)	2008	23,075	461,084	—	—	23,075	461,084	1.2x
Karl R. Morris (SVP)(3)	2005	27,230	272,736	—	—	27,230	272,736	0.8x
Michael J. Dawson (SVP)	2011	18,721	411,433	—	—	18,721	411,433	1.3x
Kevin J. Burke (VP)(3)	2016	451	14,884	—	—	451	14,884	0.1x

Total		106,323	$2,134,917	2,855	$225,183	109,178	$2,360,100

(1)	The acquisition cost of the Common Shares is the market price paid by an NEO upon the acquisition of Common Shares, or the exercise price in respect of Common Shares acquired and held through the exercise of stock options. The acquisition cost of a DSU is the cumulative value of an NEO’s AIP award contributed to the DSU Plan or other DSU amounts approved by the Board, and includes the value of dividends reinvested.
(2)	No DSUs were granted during the year except for the reinvestment of dividends.
(3)	The 2016 average foreign exchange rate used to translate Mr. Morris’ 2016 salary to Canadian dollars is £1 = C $1.7962. The fluctuation in the exchange rate caused Mr. Morris’ translated salary to fall below his total acquisition cost. Mr. Morris met the share ownership guideline in 2012. The 2016 average foreign exchange rate used to translate Mr. Burke’s 2016 salary to Canadian dollars is US $1 = C $1.3248. Mr. Burke has until December 31, 2021 to meet the share ownership guideline.

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Market Value

The following table presents the total number of Common Shares of the Company and/or DSUs held by each NEO as at December 31, 2016 and their market value.

Named Executive Officer	NEO Since	Number of Common Shares	Market Value of Common Shares(1)	Number of DSUs(2)	Market Value of DSUs(1)	Total Number of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(1)	Total Market Value as a Multiple of Salary
Peter C. Wijnbergen (CEO)	2004	36,846	$1,249,441	2,855	$96,813	39,701	$1,346,254	2.7x
Robin E. Lampard (CFO)	2008	23,075	782,473	—	—	23,075	782,473	2.0x
Karl R. Morris (SVP)(3)	2005	27,230	923,369	—	—	27,230	923,369	2.6x
Michael J. Dawson (SVP)	2011	18,721	634,833	—	—	18,721	634,833	2.0x
Kevin J. Burke (VP)(3)	2016	451	15,280	—	—	451	15,280	0.1x

Total		106,323	$3,605,396	2,855	$96,813	109,178	$3,702,209

(1)	Based on $33.91, the closing price of the Company’s Common Shares on the TSX on December 30, 2016.
(2)	No DSUs were granted during the year except for the reinvestment of dividends.
(3)	The 2016 average foreign exchange rate used to translate Mr. Morris’ 2016 salary to Canadian dollars is £1 = C $1.7962. The 2016 average foreign exchange rate used to translate Mr. Burke’s 2016 salary to Canadian dollars is US $1 = C $1.3248. Mr. Burke has until December 31, 2021 to meet the share ownership guideline.

Performance and Compensation of President and Chief Executive Officer

Norbord’s CEO base salary is reviewed annually and is set below the median level for comparable companies. The CEO’s below market median base salary is offset by an opportunity to participate at a higher level in the growth in value of the Company’s Common Shares through participation in the Company’s long-term incentive plans.

Norbord’s CEO participates in the Norbord AIP and his target award under the AIP for 2016 was 60% of annual base salary. The AIP is payable based on a two-thirds ROCE calculation and one-third on the fulfillment of established individual performance criteria. These individual performance criteria include:

•	The leadership of the organization in meeting annual objectives;

•	The strategic positioning of the Company for profitable future growth and success; and

•	The management of succession plans to provide continuity of senior management, including that of the CEO.

The Human Resources Committee assessed Mr. Wijnbergen’s overall performance against the following previously agreed-upon 2016 financial goals and strategic objectives, and in consideration of how the Company had been positioned to benefit from the housing recoveries in its key markets.

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The following table is presented in US dollars, the Company’s functional and presentation currency.

Financial Goal	2016 Accomplishments
1. Generate cash.	•	Achieved Adjusted EBITDA of $383 million and ROCE of 27%.

	•	Increased North American Adjusted EBITDA to $352 million from $95 million in 2015, benefiting from 29% higher North Central benchmark OSB prices during the year.

	•	Increased European Adjusted EBITDA to $41 million from $38 million despite 11% weaker exchange rate used to translate from Pounds Sterling to US dollars.

	•	Generated operating cash flow of $313 million, up significantly from $24 million in 2015.

2. Protect the balance sheet.	•	Renewed $245 million committed revolving bank lines and extended term to May 2019.

	•	Reaffirmed issuer credit ratings with DBRS (BB), Moody’s Investors Service (Ba2) and Standard & Poor’s Rating Services (BB-), with S&P outlook revised upwards to Positive.

	•	Ended the year with unutilized liquidity of $506 million (including $161 million in cash and cash equivalents), net debt to capitalization on a book basis of 41% and tangible net worth of $905 million.

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Strategic Priority		2016 Performance
1.	Develop a world-class safety culture.	•	Completed Occupational Safety and Health Administration (OSHA) recordable injury-free year at three mills (Genk, Belgium; Guntown, Mississippi; and Jefferson, Texas).

		•	Recertified Guntown, Mississippi, La Sarre, Quebec, and Inverness, Scotland mills under Norbord Safety Star program.

		•	Achieved an overall OSHA injury rate of 0.97 for 2016 – a 32% improvement from the previous year.

		•	Experienced two serious incidents, including a fatality at the Cowie, Scotland mill, despite excellent progress on safety performance over past decade.

2.	Pursue growth in OSB.	•	Exchanged curtailed OSB mills in the province of Quebec with LP. Norbord swapped its Val-d’Or mill (stated capacity of 340 MMsf) for LP’s mill in Chambord (stated capacity of 470 MMsf).

		•	Increased production volume at North American and European panel mills by 7% and 2%, respectively, over 2015.

		•	Set annual production records at seven of 15 operating mills: Cordele, Georgia; Jefferson, Texas; Joanna, South Carolina; La Sarre, Quebec; Nacogdoches, Texas; Genk, Belgium and Inverness, Scotland mills.

		•	Commenced on-site construction of European OSB capacity expansion in Inverness, Scotland, in the second quarter of 2016. The new line is expected to start up in the second half of 2017, with no disruption to existing production capacity in the interim.

3.	Own high-quality assets with low-cost positions.	•	Completed fourth year of capital reinvestment strategy, focused on improving productivity and reducing manufacturing costs. Key 2016 projects included fines screening at the La Sarre, Quebec and Joanna, South Carolina mills and a finishing end upgrade at the High Level, Alberta mill.

		•	Continued work to rebuild the press line and prepare the Huguley, Alabama mill for a future restart.

		•	Reduced North American and European panel cash production costs per unit by 3% and 2%, respectively, from improved productivity, lower raw material usage as well as lower resin and energy prices and the weaker Canadian dollar.

4.	Maintain a margin-focused operating culture.	•	Generated $15 million in MIP gains across the Company from improved productivity and lower raw material usage despite offset from higher maintenance-related costs.

		•	Delivered $45 million (cumulative, annualized) Ainsworth synergies target within six quarters post-Merger from corporate overhead reductions, product mix and logistics optimization, procurement savings and operational best practices sharing.

5.	Focus on growth customers through best-in-class service and product development.	•	Increased North American shipments by 7% – increasing sales of value-added products into housing sector by 16% and increasing “specialty” products volume to 24% of total shipments.

		•	Increased OSB shipments to key UK and German markets by 12% and 1%, respectively.

6.	Allocate capital with discipline.	•	Invested $101 million in capital projects (including $33 million for Inverness expansion) to maintain the Company’s assets and high standards for environmental performance, improve production efficiency and reduce manufacturing costs.

		•	Announced intention to permanently repay $200 million 7.7% senior notes at maturity in February 2017.

		•	Paid dividends of $26 million during the year.

		•	Dual-listed Norbord’s shares on the New York Stock Exchange in February 2016, reflecting growing US investor base.

7.	Succession.	•	Following the restructuring of operational leadership subsequent to the 2015 Merger, hired and developed successors for senior operations and corporate roles.

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The Board credited Mr. Wijnbergen and senior management with the financial and operational performance delivered in 2016.

In 2016, the Board approved a 15% increase in Mr. Wijnbergen’s salary from $435,000 to $500,000 and, in 2017, a 20% increase to $600,000.

Performance and Compensation of Other Named Executive Officers

Each year, the CEO reviews with the HR Committee the performance of all of his direct reports and recommends changes to their compensation as warranted. On February 2, 2017, based on the recommendations of the CEO, the Board approved increases to base salaries and approved bonus awards for the remaining NEOs (NEO compensation disclosure begins on page 26 of this Circular). Options were granted to other NEOs in February 2017 (option grant disclosure is on page 33).

Performance Graph

The following graph assumes that $100 was invested on December 31, 2011 in Norbord’s Common Shares, the S&P/TSX Composite Index and the S&P/TSX Materials Index, respectively. The computations assume that all dividends are reinvested on the dividend payment date. No dividends were paid by the Company from December 31, 2008 to the first quarter of 2013.

Five-Year Cumulative Total Shareholder Return on $100 Investment

Assuming Reinvestment of Dividends

December 31, 2011 – December 31, 2016

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NEO compensation has increased over the five-year period ended December 31, 2016 primarily as a result of the achievement of the Company’s business objectives. The Human Resources Committee considers a number of factors and performance elements when determining compensation for senior management, including shareholder return. The at-risk components of executive pay consist of (a) the AIP bonus, which is based on the Company’s performance (measured through ROCE), as well as individual performance factors based on pre-determined business objectives; and (b) options, which are directly correlated to the share price and are therefore aligned with shareholder returns. As Messrs. Morris and Burke reside in the UK and US, respectively, foreign exchange fluctuations have contributed to rises in the Canadian dollar equivalent of their British Pound-based and US dollar-based salaries.

Compensation Information

Summary Compensation Table

The following table contains the compensation awarded to, earned by, paid to, or payable to each NEO in 2016, 2015 and 2014. Total compensation earned by the NEOs in 2016 represented 0.2% of the Company’s cost of sales and general and administrative expenses.

Name and Principal Position	Year	Salary		Share- Based Awards	Option- Based Awards(1)		Non-equity Incentive Plan Compensation(2)		Pension Value(3)		All Other Compensation(4)		Total Compensation
Peter C. Wijnbergen	2016		$483,750	—		—		$663,000		$43,764		$63,490		$1,254,004
President and CEO	2015		$426,250	—		$493,275		$160,000		$42,902		$59,232		$1,181,659
	2014		$400,000	—		$240,000		$160,000		$31,058		$57,801		$888,859

Robin E. Lampard	2016		$387,500	—		—		$441,000		$26,010		$35,358		$889,868
Senior Vice President and CFO	2015 2014	$ $	343,750 321,250	— —	$ $	246,638 48,000	$ $	102,000 76,000	$ $	25,370 24,930	$ $	34,261 32,734	$ $	752,019 502,914

Karl R. Morris(5)	2016		$345,192	—		—		$285,596		—		$85,370		$716,158
Senior Vice President, Europe	2015 2014	$ $	357,555 323,753	— —	$ $	202,688 48,000	$ $	80,114 72,761		— —	$ $	89,883 114,485	$ $	730,240 558,999

Michael J. Dawson	2016		$300,000	—		—		$265,000		$42,258		$60,854		$668,112
Senior Vice President,	2015		$260,500	—		$180,713		$76,000		$40,282		$30,082		$587,577
Sales, Marketing and Logistics	2014		$230,750	—		$36,000		$46,400		$36,929		$29,814		$379,893

Kevin J. Burke(6)	2016		$330,869	—		—		$200,045		—		$50,515		$581,429
Vice President,	2015		$293,142	—		$103,050		$71,607		—		$42,285		$510,084
Operations – South	2014		$231,945	—		$18,000		$58,773		—		$39,699		$348,417

(1)	Although the HR Committee makes option award decisions based on their nominal value, the amounts in this column represent the value of options issued on the date of grant derived by applying the Black-Scholes option pricing model discounted at 25% to reflect Norbord-specific share price assumptions, and the five-year vesting provisions of the SOP. No options were granted in 2016 in light of the (then newly elected) Canadian federal government indicating in its platform that it intended to make certain tax-related changes, including changes to the tax treatment of stock options. The Board advanced the granting of stock option awards that would normally occur in late January 2016 to December 2015.
(2)	Amounts in this column represent AIP bonuses earned in the applicable year. In addition, the 2015 figure for Mr. Dawson includes a one-time discretionary bonus award.
(3)	Amounts in this column include the service costs for both the RAP and the SERP, and the Company’s basic and matching contributions under the DC provisions of these plans.
(4)	Amounts under “All Other Compensation” include (a) ESSP matching contributions paid, where applicable, by the Company to an NEO of 30% on the first 5% of an NEO’s base salary and bonus contributed; (b) the Company’s 2016 contributions to Mr. Morris’ SIPP of $63,548, $66,108 (2015) and $90,257 (2014); (c) the value of perquisites for the NEOs, which include an annual health assessment, fitness club membership, vacation days sold and car allowance (car allowances represent 37% (median) of the perquisites for each NEO); (d) the Company’s 2016 contributions to Mr. Burke’s 401(k) of $24,995, $22,362 (2015) and $22,460 (2014).
(5)	The average foreign exchange rates used to convert Mr. Morris’ compensation from Pound Sterling to Canadian dollars are £1 = C $1.7962 (2016), $1.9540 (2015) and $1.8190 (2014). Mr. Morris’ salary in Pounds Sterling was £192,179 (2016), £182,986 (2015) and £177,984 (2014). His total compensation was £398,707 (2016), £373,715 (2015) and £307,311 (2014).
(6)	The average foreign exchange rates used to convert Mr. Burke’s compensation from US dollars to Canadian dollars are US $1 = C $1.3248 (2016), $1.2787 (2015) and $1.1045 (2014). Mr. Burke’s salary was US $249,750 (2016), US $229,250 (2015) and US $210,000 (2014). His total compensation was US $438,881 (2016), US $398,908 (2015) and US $315,453 (2014).

NORBORD 2017 MANAGEMENT PROXY CIRCULAR	42

Option-Based and Share-Based Awards

Incentive Plan Awards

The following table provides information on all outstanding options, RSUs and DSUs awarded to each NEO, including the value of unexercised in-the-money options as at December 31, 2016.

	Option-Based Awards(1)				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options(2)	Number of Shares or Units of Shares That Have Not Vested (RSUs)	Market or Payout Value of Share- Based Awards That Have Not Vested (RSUs)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (DSUs)(3)
Peter C. Wijnbergen President and CEO	8,400	$91.60	February 14, 2017	—	—	—	$96,813
	10,000	$60.90	February 5, 2018	—
	25,000	$6.50	February 3, 2019	$685,250
	12,000	$18.21	February 2, 2020	$188,400
	28,000	$14.93	February 1, 2021	$531,440
	90,000	$9.96	January 31, 2022	$2,155,500
	20,000	$30.70	February 4, 2023	$64,200
	100,000	$30.41	February 3, 2024	$350,000
	50,000	$28.28	January 30, 2025	$281,500
	70,000	$26.29	December 10, 2025	$533,400
Robin E. Lampard Senior Vice President and CFO	2,000	$91.60	February 14, 2017	—	—	—	—
	7,080	$60.90	February 5, 2018	—
	65,000	$18.21	February 2, 2020	$1,020,500
	70,000	$14.93	February 1, 2021	$1,328,600
	80,000	$9.96	January 31, 2022	$1,916,000
	20,000	$30.70	February 4, 2023	$64,200
	20,000	$30.41	February 3, 2024	$70,000
	25,000	$28.28	January 30, 2025	$140,750
	35,000	$26.29	December 10, 2025	$266,700
Karl R. Morris Senior Vice President, Europe	5,000	$91.60	February 14, 2017	—	—	—	—
	7,080	$60.90	February 5, 2018	—
	90,000	$9.96	January 31, 2022	$2,155,500
	18,470	$30.70	February 4, 2023	$59,289
	1,516	$31.06	February 12, 2023	$4,321
	20,000	$30.41	February 3, 2024	$70,000
	25,000	$28.28	January 30, 2025	$140,750
	25,000	$26.29	December 10, 2025	$190,500
Michael J. Dawson Senior Vice President, Sales, Marketing and Logistics	2,770	$60.90	February 5, 2018	—	—	—	—
	5,000	$18.21	February 2, 2020	$78,500
	20,000	$14.93	February 1, 2021	$379,600
	42,000	$9.96	January 31, 2022	$1,005,900
	15,000	$30.70	February 4, 2023	$48,150
	15,000	$30.41	February 3, 2024	$52,500
	25,000	$28.28	January 30, 2025	$140,750
	20,000	$26.29	December 10, 2025	$152,400
Kevin J. Burke Vice President, Operations – South	7,500	$30.70	February 4, 2023	$24,075	—	—	—
	7,500	$30.41	February 3, 2024	$26,250
	10,000	$28.28	January 30, 2025	$56,300
	15,000	$26.29	December 10, 2025	$114,300

(1)	No options were granted in 2016 in light of the [then newly elected] Canadian federal government indicating in its platform that it intended to make certain tax-related changes, including changes to the tax treatment of stock options. The Board advanced the granting of stock option awards that would normally occur in late January 2016 to December 2015.
(2)	Amounts in this column represent the difference between the closing price of the Company’s Common Shares on the TSX on December 30, 2016 of $33.91 and the exercise price of the option multiplied by the number of unexercised options (both vested and unvested) at December 31, 2016.
(3)	Amounts in this column represent the number of DSUs (including dividend units) multiplied by the closing price of the Company’s Common Shares on the TSX on December 30, 2016 of $33.91.

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Incentive Plan Awards – Value Vested or Earned during the Year

The following table shows the value of all incentive plan awards vested or earned for each NEO in 2016.

Name	Option-Based Awards – Value Vested during the Year	Share-Based Awards – Value Vested during the Year(1)	Non-equity Incentive Plan Compensation – Value Earned during the Year(2)
Peter C. Wijnbergen President and CEO	$490,860	—	$663,000
Robin E. Lampard Senior Vice President and CFO	$447,690	—	$441,000
Karl R. Morris(3) Senior Vice President, Europe	$412,290	—	$285,596
Michael J. Dawson Senior Vice President, Sales, Marketing and Logistics	$327,620	—	$265,000
Kevin J. Burke(4) Vice President, Operations – South	$26,190	—	$200,045

(1)	No DSUs were granted in 2016 except for the reinvestment of dividends.
(2)	The amounts in this column comprise cash bonuses.
(3)	The 2016 average foreign exchange rate used to convert Mr. Morris’ compensation from Pound Sterling to Canadian dollars is £1 = C $1.7962.
(4)	The 2016 average foreign exchange rate used to convert Mr. Burke’s compensation from US dollars to Canadian dollars is US $1 = C $1.3248.

Securities Authorized for Issuance under Equity Compensation Plans for the Financial Year Ended December 31, 2016

	Number of Securities to Be Issued upon Exercise of Outstanding Options (a)		Weighted Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	1,847,830	(1)	$25.28	770,146	(2)
Equity compensation plans not approved by securityholders	n/a		n/a	n/a

Total	1,847,830	(1)	$25.28	770,146	(2)

(1)	This amount represents approximately 2% of the Company’s outstanding Common Shares at December 31, 2016.
(2)	This amount represents less than 1% of the Company’s outstanding Common Shares at December 31, 2016.

NORBORD 2017 MANAGEMENT PROXY CIRCULAR	44

Pension Plan Benefits

Defined Benefit Plan Table

The following table describes the value of DB pension plan arrangements for each NEO. Messrs. Morris and Burke do not participate in the DB pension plan.

		Annual Benefits Payable(1)
Name	Years of Credited Service at Dec. 31, 2016(2)	Accrued Lifetime Pension at Dec. 31, 2016	Projected Lifetime Pension at Retirement Date (Age 65)	Accrued Liability at Dec. 31, 2015	Total Compensatory Change(3)	Non- compensatory Change	Accrued Liability at Dec. 31, 2016
Peter C. Wijnbergen President and CEO	30	$110,631	$152,228	$1,280,930	$43,764	$15,865	$1,340,559
Robin E. Lampard(4) Senior Vice President and CFO	10	$41,155	$41,155	$434,135	—	$8,072	$442,207
Michael J. Dawson Senior Vice President, Sales, Marketing and Logistics	20	$75,276	$94,123	$924,505	$42,258	$32,594	$999,357

(1)	Assumptions – Accrued Liabilities:

Discount Rate:
RAP Accrued Liability	4.00% per annum as of December 31, 2015; 3.80% per annum as of December 31, 2016
PRP Accrued Liability	3.65% per annum as of December 31, 2015; 3.45% per annum as of December 31, 2016
Lump Sum Rate (RAP only):	2.90% per annum as of December 31, 2015; 3.30% per annum as of December 31, 2016
Increase in pensionable earnings:	3.00% per annum
General Wage Growth (increases in YMPE and CRA maximum pension):	2.50% per annum

Mortality Table:	95% of the rates of the Private Sector Canadian Pensioners Mortality Table (CPM2014Priv) with future improvements based on CPM-B project scale
Lump Sum Election Rate (RAP only):	50% on retirements and terminations
Lump Sum Mortality Table:	2014 Canadian Pensioner Mortality Table (CPM2014) combined with the mortality improvement scale CPM-B

Assumptions – Estimated Annual Benefit:
Salary Scale:	For benefits accrued at Normal Retirement Date, we assumed members will continue to earn 2016 base earnings and 100% of target bonuses until retirement.
CRA maximum pension:	2017 maximum pension of $2,914.44 per year of service projected using 2.50% per annum to pension commencement
Normal Retirement Date:	The later of age 65 and December 31, 2016

(2)	These amounts represent years of credited service in the RAP.
(3)	These amounts represent additional pension accrual related to 2016 service, changes in earnings, and plan changes for both the RAP and SERP.
(4)	Ms. Lampard ceased participating in the DB provisions of the RAP and commenced accruing under the DC provisions effective January 1, 2006. Her service in the DB plan is frozen at 10 years.

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Defined Contribution Plans Table

The following table shows the value of investments held by the NEOs participating in the Company’s DC pension plans. Since Mr. Morris participates in a Self-Invested Personal Pension plan and Mr. Burke participates in a 401(k) plan, the amounts contributed by the Company are not reflected below but are included in the summary compensation table under “All Other Compensation” on page 41 of this Circular.

Name	Accumulated Value at Dec. 31, 2015	Total Compensatory Change(1)	Accumulated Value at Dec. 31, 2016
Peter C. Wijnbergen(2) President and CEO	$139,052	—	$147,680
Robin E. Lampard(3) Senior Vice President and CFO	$641,749	$26,010	$748,480
Michael J. Dawson(2) Senior Vice President, Sales, Marketing and Logistics	$183,740	—	$193,134

(1)	These amounts represent employer contributions to the Company’s DC pension plans.
(2)	Messrs. Wijnbergen and Dawson participate in a flex component of the RAP on a voluntary basis within prescribed limits. Flex contributions are deposited in a separate DC account and enable participants to enhance their RAP DB on benefit retirement.
(3)	Ms. Lampard, as a member accruing benefits under the DC provisions of the RAP, is no longer eligible to contribute to the flex component of the RAP but has outstanding balances from her participation prior to 2006 that are included in the table.

Termination and Change of Control Provisions

There are no employment contracts between any of the NEOs and the Company that have change of control or termination provisions.

The following table provides a summary of the treatment, unless otherwise determined by the HR Committee, under each long-term incentive plan for different changes in employment status.

Long-Term Incentive Plan	Retirement	Death	Resignation/Termination	Change of Control
Stock Options	Vested and unvested options continue for the term of the option.	Six months to exercise vested options.	If employment is terminated without cause, 90 days after termination date to exercise vested options or options that become vested during that period. Otherwise, vested and unvested options are forfeited.	The Board may in its discretion determine the manner in which all unexercised options granted under the SOP will be treated, including accelerating the vesting of options.

DSUs	Vested DSUs and 50% of unvested DSUs to be redeemed with timing of payment at participant’s election for non-US taxpayers.	Unvested DSUs vest immediately and all DSUs to be redeemed with timing of payment at beneficiary’s election for non-US taxpayers.	Vested DSUs and 50% of unvested DSUs to be redeemed with timing of payment at participant’s election for non-US taxpayers.	The Board may make reasonable and appropriate adjustments with respect to DSUs to preserve the intended benefits of the participants, in order to adjust for the effect of a change of control.

RSUs	The unvested RSUs continue to be governed by the Plan.	The HR Committee will determine whether all unvested Units will become fully vested or immediately expire and terminate.	Unvested RSUs immediately expire.	Unless otherwise determined by the HR Committee in the event of a sale of assets or other reorganization, the Unvested RSUs will immediately expire and terminate.

NORBORD 2017 MANAGEMENT PROXY CIRCULAR	46

Section V – Director Compensation

Non-employee Director Compensation

The following section reflects compensation for all non-employee Directors. As Mr. Wijnbergen was an employee of the Company in 2016, he did not receive compensation for his role on the Board. See page 37 for Mr. Wijnbergen’s compensation as President and CEO.

The Corporate Governance and Nominating Committee is responsible for recommending compensation for the Company’s Directors. The Company’s objective is to ensure that Director compensation is market competitive; that it reflects the time, responsibilities and risks involved in serving on the Board of Directors; and that it aligns the interests of each Director with those of the Company’s shareholders and other stakeholders.

Non-employee Director compensation is comprised of Director fees and discretionary DSU awards. The Company does not have any pension or other retirement plans for its Directors. Directors are reimbursed for any travel expenses they incur while attending Board and committee meetings. The Committee reviews Director compensation every two years and analyzes general surveys of the year-over-year practices of Director compensation.

Non-employee Director Fees

The Corporate Governance and Nominating Committee reviews Director fees every two years to ensure they remain market competitive. On January 27, 2016, the Board approved a meaningful adjustment to Director compensation in order to be comparable with similarly sized companies in the Canadian public marketplace. The next bi-annual review will be in 2018.

Each Director who is not an employee of the Company is entitled to the following annual retainer fees:

Fee Type	2017
Board Chair Retainer	$165,000
Annual Retainer (Directors other than Chair)	$105,000
Audit Chair Fee	$15,000
All Other Committees Chair Fee	$10,000
Executive Committee Member Fee	$5,000

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Deferred Share Unit Plan for Non-employee Directors

The Company maintains a DSU Plan for non-employee Directors. Under this plan, Directors of the Company who are not officers or employees of the Company or its affiliates may elect to take a percentage of their annual Director fees in the form of DSUs. Elections must be received by the Secretary of the Company in the fiscal year preceding the fiscal year in which such fees are earned. The number of DSUs allocated is determined by dividing the amount of Directors’ fees to be deferred by the fair market value of a Common Share of the Company on the third business day following the next release of the Company’s quarterly or annual results. In addition, a Director who holds DSUs is credited with additional DSUs as and when cash dividends are paid on the Company’s Common Shares. DSUs are paid out in cash to Directors when they step down from the Board in accordance with the terms of the DSU Plan.

The Company may at any time grant a discretionary award, payable in DSUs only, to an eligible Director, regardless of whether he or she has elected during the year of the grant to receive Director fees in DSUs. No discretionary DSUs were awarded in 2016.

Non-employee Director Compensation Table

The following table shows the amounts earned by non-employee Directors for the year ended December 31, 2016.

	Fees Earned
Name	Fees Taken in Cash	Fees Taken in DSUs	Share-Based Awards	Option-Based Awards	Non-equity Incentive Plan Compensation	Pension Value	All Other Compensation(2)	Total
Jack L. Cockwell(1)	$115,000	$—	—	—	—	—	$—	$115,000
Pierre Dupuis	93,750	31,250	—	—	—	—	—	125,000
Paul E. Gagné	—	105,000	—	—	—	—	—	105,000
J. Peter Gordon(1)	170,000	—	—	—	—	—	—	170,000
Paul A. Houston	60,000	60,000	—	—	—	—	—	120,000
J. Barrie Shineton	105,000	—	—	—	—	—	9,605	114,605
Denis A. Turcotte	57,500	57,500	—	—	—	—	—	115,000

Total	$601,250	$253,750	—	—	—	—	$9,605	$864,605

(1)	As they represent the Company’s principal shareholder, Brookfield, Messrs. Cockwell’s and Gordon’s Director fees are paid directly to Brookfield.
(2)	Amounts in this column represent medical consulting services received by Mr. Shineton.

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Non-employee Director Option-Based and Share-Based Awards

The Board ceased granting options to non-employee Directors in January 2003. Mr. Shineton holds options and DSUs, which were granted to him while serving as President and CEO of the Company. The following table provides information on all options and DSUs held by each non-employee Director that were outstanding on December 31, 2016.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-the-Money Options(1)	Number of Shares or Units of Shares That Have Not Vested (RSUs)	Market or Payout Value of Share-Based Awards That Have Not Vested (RSUs)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (DSUs)(2)
Pierre Dupuis	—	—	—	—	—	—	$1,043,377
Paul E. Gagné	—	—	—	—	—	—	$555,005
Paul A. Houston	—	—	—	—	—	—	$707,464
J. Barrie Shineton	40,000	$91.60	February 14, 2017	—	—	—	$994,241
	40,000	$60.90	February 5, 2018	—
	27,500	$14.93	February 1, 2021	$521,950
Denis A. Turcotte	—	—	—	—	—	—	$222,924

(1)	Amounts in this column represent the difference between the closing price of the Company’s Common Shares on the TSX on December 30, 2016 of $33.91, and the exercise price of the option multiplied by the number of unexercised options (both vested and unvested) at December 31, 2016.
(2)	Amounts in this column represent the number of DSUs (including dividend units) multiplied by the closing price of the Company’s Common Shares on the TSX on December 30, 2016 of $33.91.

Non-employee Director Incentive Plan Awards – Value Vested or Earned during the Year

The following table shows the value of all DSUs and RSUs vested or earned by non-employee Directors in 2016. Mr. Shineton is the only Director who held RSUs in 2016.

Name	Option-Based Awards – Value Vested during the Year	Share-Based Awards – Value Vested during the Year(1)	Non-equity Incentive Plan Compensation – Value Earned during the Year
Pierre Dupuis	—	$31,250	—
Paul E. Gagné	—	$105,000	—
Paul A. Houston	—	$60,000	—
J. Barrie Shineton	—	$254,698	—
Denis A. Turcotte	—	$57,500	—

(1)	10,413 of Mr. Shineton’s RSUs vested in 2016. All other amounts represent Director fees received as DSUs during 2016 valued as at the vesting date. DSUs granted to non-employee Directors vest immediately, although the non-employee Directors are not entitled to receive any payment in respect of the value of their DSUs until they cease to be a Director.

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Non-employee Director Share Ownership

The Board requires each non-employee Director to own, directly or indirectly, Common Shares or DSUs equal in value to at least three times the annual Board retainer fee ($315,000), based on the acquisition cost of the Common Shares or DSUs held. New Directors have five years from the date of joining the Board to achieve this minimum share ownership guideline. Directors are encouraged to accumulate the minimum share ownership in a systematic manner over the five-year accumulation period. All of the Directors exceed the share ownership guideline. Messrs. Cockwell and Gordon represent the Company’s principal shareholder, Brookfield, and as such, their fees are directly paid to Brookfield and they are exempt from the share ownership guidelines. As discussed in greater detail under “Deferred Share Unit Plan for Non-employee Directors” on page 47, non-employee Directors may elect to take all or part of their annual Director fees in DSUs.

Acquisition Cost

The following table presents the total number of Common Shares and DSUs of the Company held by each non-employee Director as at December 31, 2016, and the acquisition cost of such Common Shares and DSUs.

Name	Director Since	Number of Common Shares	Acquisition Cost of Common Shares(1)	Number of DSUs	Acquisition Cost of DSUs(1)		Total Number of Common Shares and DSUs	Total Acquisition Cost of Common Shares and DSUs(1)	Total Acquisition Cost as a Multiple of Annual Board Retainer Fee
Jack L. Cockwell(2)	1987	24,128	$457,035	n/a	$	n/a	24,128	$457,035	4.4x
Pierre Dupuis	1995	1,096	60,639	30,769		538,183	31,865	598,822	5.7x
Paul E. Gagné	2015	630	9,658	16,367		440,611	16,997	450,269	4.3x
J. Peter Gordon(2)	2015	n/a	n/a	n/a		n/a	n/a	n/a	n/a
Paul A. Houston	2015	61,238	875,166	20,863		549,943	82,101	1,425,109	13.6x
J. Barrie Shineton	2004	6,823	277,866	29,320		2,377,775	36,143	2,655,641	25.3x
Denis A. Turcotte	2012	6,000	147,454	6,574		178,610	12,574	326,064	3.1x

Total		99,915	$1,827,818	103,893		$4,085,122	203,808	$5,912,940

(1)	The acquisition cost of the Common Shares is the market price paid by a Director upon the acquisition of Common Shares, or the exercise price of Common Shares acquired through the exercise of stock options. The acquisition cost of a DSU is the cumulative value of a Director’s fees contributed to the DSU Plan, or other non-employee Director DSU amounts approved by the Board, and includes the dividends reinvested.
(2)	Messrs. Cockwell and Gordon represent the Company’s principal shareholder, Brookfield, and as such their fees are directly paid to Brookfield and they are exempt from the share ownership guidelines.

NORBORD 2017 MANAGEMENT PROXY CIRCULAR	50

Market Value

The following table presents the total number of Common Shares and DSUs held by each Director at December 31, 2016 and their market value.

Name	Director Since	Number of Common Shares	Market Value of Common Shares(1)	Number of DSUs	Market Value of DSUs(1)	Total Number of Common Shares and DSUs	Total Market Value of Common Shares and DSUs(1)	Total Market Value as a Multiple of Annual Board Retainer Fee
Jack L. Cockwell	1987	24,128	$818,180	—	$—	24,128	$818,180	7.8x
Pierre Dupuis	1995	1,096	37,165	30,769	1,043,377	31,865	1,080,542	10.3x
Paul E. Gagné	2015	630	21,363	16,367	555,005	16,997	576,368	5.5x
J. Peter Gordon	2015	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Paul A. Houston	2015	61,238	2,076,581	20,863	707,464	82,101	2,784,045	26.5x
J. Barrie Shineton	2004	6,823	231,368	29,320	994,241	36,143	1,225,609	11.7x
Denis A. Turcotte	2012	6,000	203,460	6,574	222,924	12,574	426,384	4.1x

Total		99,915	$3,388,117	103,893	$3,523,011	203,808	$6,911,128

(1)	Based on $33.91, the closing price of the Company’s Common Shares on the TSX on December 30, 2016.

Indebtedness of Directors and Executive Officers

There is no outstanding indebtedness to the Company or any of its subsidiaries by any of its current or former Directors, executive officers or employees. The Company’s policy is not to make any loans to Directors, executive officers or employees.

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Section VI – Corporate Governance

Corporate Governance Practices

Norbord is committed to following sound corporate governance policies and practices to ensure that the interests of stakeholders, including shareholders, employees, creditors and the communities in which the Company operates, are continuously maintained.

Role of Board of Directors

The Board of Directors is responsible for overseeing the management of Norbord’s affairs directly and through its Committees. At all times, the Board intends to act in the best interests of Norbord.

Among its principal responsibilities, the Board:

•	Reviews and approves Norbord’s overall business strategy and its annual business plan;

•	Reviews the risks and alternatives in Norbord’s business to ensure that appropriate systems or plans are in place to manage these risks;

•	Reviews and approves strategic initiatives and capital investment plans to ensure that Norbord’s proposed actions are consistent with stakeholders’ reasonable objectives and expectations;

•	Appoints the CEO and approves the appointment of senior management;

•	Establishes a compensation plan for the CEO and approves the compensation of senior management;

•	Assesses management’s performance against approved business plans and key industry performance indicators;

•	Reviews succession and development plans for senior management;

•	Reviews and approves disclosure controls and procedures, internal controls and procedures for financial reporting, and compliance with the Code of Business Conduct intended to ensure integrity within Norbord;

•	Approves Norbord’s financial reports to shareholders;

•	Sets the Company’s dividend policy and approves dividend payments, when appropriate;

•	Ensures the effective operation of the Board and its Committees;

•	Ensures policies and processes are in place to address key business issues of the Company, including financial, environment, health and safety, business conduct, pension management and communications; and

•	Approves significant and material issues. In addition to those matters that must, by law, be approved by the Board, Norbord’s Board also must approve:

•	Any capital disposition or expenditure in excess of $3 million and any cost overrun on any project in excess of $2 million;

•	Any new third-party loan agreement or guarantee for an amount in excess of $10 million;

•	Changes in senior management at the Company; and

•	Any other material agreement or arrangement that is not in the ordinary course of business of the Company.

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Role of Chair

The Board of Directors has adopted the following written position description for the Chair of the Board. The Chair is appointed by the Board of Directors. The role of the Chair is as follows:

1.	Manage the business of the Board and ensure that the functions identified in the terms of reference of the Board are being effectively carried out by the Board and its committees;

2.	Ensure that all Directors receive the information required for the proper performance of their duties;

3.	Ensure that the appropriate committee structure is in place, and recommend appointments to such committees;

4.	Lead in the annual review of Director and Board performance and make recommendations for changes when appropriate; and

5.	Work with the CEO and senior management to monitor progress on strategic planning, policy implementation and succession planning.

Role of Vice Chair

The Board of Directors has adopted the following written position description for the Vice Chair of the Board. The Vice Chair is appointed by the Board of Directors. The role of the Vice Chair is as follows:

1.	Assist the Chair of the Board in carrying out his/her role;

2.	Fulfill the duties of the Chair of the Board in the Chair’s absence;

3.	Assist with succession planning, including the orderly succession of the CEO;

4.	Advise the Company on strategic projects as requested from time to time by the Chair of the Board; and

5.	Such other duties from time to time as may be designated by the Chair of the Board.

Role of Lead Director

As long as the Chair of the Board is not independent, the Board shall appoint a Lead Director at the first Board meeting held after the annual shareholders meeting. The Board has adopted the following written position description for the Lead Director:

1.	Provide leadership to ensure the Board works in an independent, cohesive fashion;

2.	Chair meetings of any independent committees of the Board;

3.	Act as liaison between the independent members of the Board and the Chair of the Board on sensitive issues;

4.	Chair the portion of regular Board meetings held without the non-independent Directors;

5.	Call meetings of the independent Directors when necessary and appropriate; and

6.	Perform such other duties as the Board may from time to time designate.

Meetings of the Board

The Board of Directors meets at least quarterly, with additional meetings scheduled when required. While most Board meetings are held at the Norbord corporate office in Toronto, meetings are periodically held at an operating location. This gives the Directors an opportunity to improve their understanding of the operations of Norbord. The Board meeting agenda is set by the Chair, with input from the CEO and Chief Financial Officer.

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Composition and Size of the Board

The Company’s Articles provide that the Board shall have a minimum of eight and a maximum of 20 Directors. The Corporate Governance and Nominating Committee has examined the size of the Board and has concluded that eight is an appropriate number of Directors for the Company. The nominees for the Board of Directors comprise eight Directors, including four independent Directors and two non-independent Directors, whom are related to the Company’s principal shareholder, Brookfield, and two non-independent Directors being the current CEO and the former CEO. The Board considers that this combination leads to a constructive exchange of views in Board deliberations, resulting in objective, balanced and informed decision-making.

The Company’s Directors represent a diverse base of business skills and experiences to ensure effective oversight and reporting.

Independent Directors – Five of Eight

Pierre Dupuis

Paul E. Gagné

Paul A. Houston

J. Barrie Shineton

Denis A. Turcotte

Mr. Shineton became an independent Director in January 2017, three years after retiring as President and CEO of the Company.

Non-independent Directors – Three of Eight

Jack L. Cockwell (Director of Brookfield)

J. Peter Gordon (Managing Partner of Brookfield and Senior Manager of Brookfield Business Partners L.P., an affiliate of Brookfield)

Peter C. Wijnbergen (current President and CEO)

The Board does not consider the three non-independent nominees to have any relationship that could reasonably be expected to interfere with the exercise of their independent judgement.

It is the policy and practice of the Board that all Board and committee meetings include a session without the non-independent Directors or management present. In the case of the Audit Committee, each meeting also includes a session with only the external auditors and the committee.

Majority Voting

A Director must offer his or her resignation to the Board immediately following an annual meeting of shareholders if he or she has not received at least 50% of the votes cast at the meeting in favour of his or her election to the Board. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as deemed advisable.

Change in Personal Circumstances

A Director must offer his or her resignation if there has been a relevant change in his or her personal circumstances, or if he or she has not attended at least 75% of the regularly scheduled Board and relevant committee meetings in the most recent 12-month period. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as deemed advisable. In 2016, all Directors attended 100% of the regularly scheduled Board meetings.

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Committees of the Board

Board committees assist in the effective functioning of the Company’s Board of Directors. The composition of the Board committees ensures that the views of independent Directors are effectively represented.

Norbord’s Board of Directors has four standing Committees: the Audit Committee, the Corporate Governance and Nominating Committee, the Environmental, Health and Safety Committee, and the Human Resources Committee. It is the Board’s policy that each committee meets without the management Director present for a portion of each of its meetings.

Special committees may be formed from time to time, as required, to review particular matters or transactions.

Full terms of reference for each of the standing committees are available on the Company’s website at www.norbord.com.

Role of Committee Chair

The Board of Directors has adopted the following written position description for all Board committee chairs. The chair of each committee of the Board is appointed by the Board at the first Board meeting held after the annual shareholders meeting. The role of each committee chair is as follows:

1.	Ensure that the activities of the committee are consistent with the committee terms of reference;

2.	Ensure that the committee meets as many times as necessary to effectively carry out its duties and responsibilities;

3.	In cooperation with Norbord’s management team, as appropriate, to review meeting agendas to ensure all required business is brought before the committee to enable the committee to carry out its duties and responsibilities;

4.	Report to the Board at the next Board meeting following any committee meeting or upon the signing of a written resolution approving a decision or recommendation of the committee;

5.	Provide leadership to enable the committee to act as an effective team in carrying out its duties and responsibilities; and

6.	Carry out any other appropriate duties and responsibilities as assigned by the Board or delegated to the committee.

Audit Committee

The Audit Committee, composed entirely of independent Directors within the meaning of sections 1.4 and 1.5 of National Instrument 52-110, assists the Board in its oversight of the integrity of the financial and related information of the Company, including its financial statements, the internal controls and procedures for financial reporting, and the processes for monitoring compliance with legal and regulatory requirements, and reviews the independence, qualifications and performance of the external auditor of the Company. Its duties also include reviewing and monitoring the Company’s major financial risks and risk management policies and approving quarterly and annual financial filings.

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Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for the development and monitoring of the Company’s corporate governance practices, Disclosure Policy and Code of Business Conduct. Its duties include the identification and recommendation of potential nominees or appointees to the Board, and the assessment of the effectiveness of the Board, its size and composition, its committee structure, and the individual performance of its Directors. The Committee also recommends compensation for Directors.

In considering and seeking potential nominees to the Board, the Committee assesses the skills and expertise of its current Board to determine the complementary skills and experience that any potential candidates should possess. The Committee seeks candidates through recommendations sought from the current Board and Committee members and, when necessary, through recruitment firms. Once candidates have been identified, they are contacted to confirm their interest, credentials and availability to serve on the Board. Interviews of candidates are then conducted by members of the Committee and a recommendation is made to the Board.

Environmental, Health and Safety Committee

The mandate of the Environmental, Health and Safety Committee is to assist the Board in carrying out its responsibilities with respect to health, safety and environmental issues. The Committee reviews compliance with relevant Board resolutions and with the Company’s environmental and health and safety policies, and assesses the effectiveness of the Company’s environmental management processes and health and safety programs, including the review of internal audits of these processes and programs.

Human Resources Committee

The Human Resources Committee approves the Company’s compensation and benefits policy and monitors its implementation. It reviews management succession plans and considers appointments of senior management of the Company. The Committee annually assesses the performance of the CEO against agreed targets and recommends the CEO’s compensation to the Board. Together with the CEO, the Committee reviews the performance of senior management of the Company and makes compensation recommendations to the Board. The Human Resources Committee is responsible for overseeing the funding, investment management and administration of Norbord employee retirement plans.

Board, Committee and Director Evaluation

The Board believes that a regular and formal process of evaluation improves the performance of the Board as a whole, its committees and individual Directors. The Corporate Governance and Nominating Committee annually evaluates the Board to ensure that it is functioning effectively and in the best interests of shareholders. The evaluation includes a detailed questionnaire, completed by each Director, inviting comments and suggestions on areas for improvement. The Chair of the Board holds private interviews with each Director annually to discuss the operations of the Board and its committees and to provide any feedback on the individual’s contribution. The Chair reviews the results of the evaluation with the Corporate Governance and Nominating Committee and the Board. These evaluations assess the Board in four specific areas:

•	Overall Board governance;

•	Managing management;

•	Strategy and corporate performance; and

•	Board effectiveness.

In 2016, this evaluation determined that the Board operated effectively.

In addition to the performance of the Board, the Corporate Governance and Nominating Committee annually evaluates the performance of each committee of the Board. These evaluations focus on each committee’s success in meeting its terms of reference as well as its overall effectiveness as a committee. In 2016, the Corporate Governance and Nominating Committee and each committee of the Board evaluated the Board committees’ performance as effective.

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The Board has developed written position descriptions for the Chair of the Board, the Vice Chair of the Board, the Lead Director, the chair of each committee and the CEO (see pages 52, 54 and 56).

The performance of individual Board members is also evaluated. Each Director receives a list of questions to address in completing a self-assessment. This review is conducted by the Chair and presented to the Corporate Governance and Nominating Committee for its consideration and as a basis for recommending the Directors to be nominated for election at the next annual meeting of shareholders.

As part of the Board, committee and individual Director evaluation processes, opportunities to improve are implemented as identified. In 2016, the Committee recommended that the Company restore gender diversity to the Board. Disclosure regarding Board diversity can be found on page 58 of this Circular.

Norbord Management

The primary responsibility of management is to create long-term value in the Company based on an approved business strategy and action plan. The Board of Directors is responsible for ensuring that the performance of management is adequate and for bringing about any management change that will enable Norbord to perform satisfactorily. Norbord’s corporate governance principles are intended to encourage autonomy and effective decision-making by management while ensuring scrutiny by Norbord’s Board of Directors and its committees.

Role of President and CEO

The Board of Directors has adopted the following written description of the role of the President and CEO. The President and CEO reports to, and is accountable to, the Board of Directors. The President and CEO’s role is as follows:

1.	Provide leadership of the Company and, subject to approved policies and direction by the Board, manage the operation, organization and administration of the Company;

2.	Present to the Board for approval a long-term vision for the Company together with strategies to achieve that vision, the risks and alternatives to these strategies, and specific steps and performance indicators that will enable the Board to evaluate progress on implementing such strategies;

3.	Propose to the Board for approval annual capital and operating plans that implement the Company’s strategies together with key financial and other performance goals for the Company’s activities, and report regularly to the Board on the progress against these goals;

4.	Act as the primary spokesperson for the Company to all its stakeholders;

5.	Present to the Board for approval annually an assessment of the Company’s management resources together with a succession plan that provides for the orderly succession of senior management, including the recruitment, training and development required;

6.	Recommend to the Board the appointment or termination of any officer of the Company other than the Chair; and

7.	Develop and implement the systems and processes to support the policies established by the Board.

Board Information

The information provided by Norbord management to the Board of Directors is critical to the Board’s effectiveness. In addition to reports presented to the Board at regular meetings, the Board is also informed on a timely basis by management of corporate developments and key decisions by management in pursuing Norbord’s strategic plan.

All Directors have the opportunity to meet and participate in work sessions with management to obtain insight into the operations and business of the Company. Directors are also free to consult with members of management whenever they so require, and to engage outside advisors with the Chair’s authorization.

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Orientation and Continuing Education

The Corporate Governance and Nominating Committee is responsible for providing an orientation and education program for new Directors. Each new Director is provided with information outlining the role of the Board, committees and Directors. New Directors must, within three months of becoming a Director, spend one day at the head office of the Company for personal briefings by senior management on the Company’s strategic plan, the nature and operation of the business, major risks and other key business matters.

In May 2015, Messrs. Gagné and Houston attended a full-day orientation session with senior management at the Company’s head office. Messrs. Gagné, Gordon and Houston visited the La Sarre, Quebec and Joanna, South Carolina mills in August 2015 and September 2015, respectively.

Periodically, the Company holds off-site Board meetings at one of its mill locations to provide the Directors with ongoing information on the Company’s operations. Speakers on specialized industry topics are periodically invited to provide Directors with current and detailed information on the markets for the Company’s products. Directors are advised on an ongoing basis of changes in applicable laws and regulations.

Board Renewal

Director Recruitment

The Corporate Governance and Nominating Committee has the authority and responsibility to establish criteria for the selection of Directors, to retain search firms for the recruitment of Director nominees as necessary, to review and assess the competencies and skills of persons proposed for appointment or election to the Board, and to submit to the Board the names of persons to be nominated for election as Directors at the annual meeting of shareholders or to be appointed to fill vacancies between annual meetings. The Corporate Governance and Nominating Committee maintains an “evergreen” list of candidates to ensure highly skilled individuals are quickly identified to fill planned or unplanned vacancies. Candidates are assessed in relation to the criteria established by the Board (as set out in this Circular) to ensure that the Board has a diverse and appropriate mix of backgrounds, skills and perspectives necessary to promote sound governance and Board effectiveness.

Board and Committee Assessment

To ensure adequate Board renewal, the Corporate Governance and Nominating Committee conducts annual Director, Board and committee assessments. These assessments include an evaluation of the tenure and performance of individual Directors and a review of the composition and effectiveness of the Board and its committees. Further detail on the annual assessments can be found on page 55 (Board, Committee and Director Evaluation).

The Corporate Governance and Nominating Committee also conducts an annual skills matrix survey to ensure the Board possesses the requisite experience, expertise, and business and operational insight for the effective stewardship of the Company. The Board skills matrix can be found on page 19 (Areas of Expertise).

The results of this annual evaluation and survey are reported to the Board together with the recommendations from the Corporate Governance and Nominating Committee for any changes to the composition of the Board.

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Director Tenure

The Company does not currently have a mandatory retirement age for Directors, nor has it adopted term limits. The Board’s view is that these mechanisms are arbitrary and overly prescriptive and that its shareholders are best served by a balance between long-standing Directors who have developed in-depth knowledge about the Company and the need for renewal and fresh perspectives. Further, the Board does not consider a long tenure to be a detriment to the Company or that it would prevent a Director from acting independently of management. The Corporate Governance and Nominating Committee reviews the composition of the Board on an annual basis, in relation to approved Director criteria and skill requirements, and recommends changes, as appropriate, to renew the Board.

If all the Director nominees are elected at the meeting, the Board’s average tenure will be ten years. The Company’s tenure profile is reflected in the following graph:

Board Diversity

Norbord is committed to diversity on the Board of Directors. It is Norbord’s policy to foster an environment that respects people’s dignity, ideas and beliefs, thereby ensuring equity and diversity.

Diversity at Norbord includes characteristics such as religion, race, ethnicity, language, gender, sexual orientation, disability, age or any other area of potential differentiation.

Until recently, the Board had two long-standing directorships held by women. Ms. Margot Northey served for 12 years from 2000 until her retirement in 2012, and Ms. Dian Cohen served for 28 years from 1987 until 2015 when she retired from the Board upon the Merger. The newly merged Board consists of five nominee Directors from Norbord and three from Ainsworth, all of whom were elected at the last annual meeting of shareholders on April 29, 2016. Currently, none of the Directors are women. In January 2016, the Corporate Governance and Nominating Committee reviewed the composition of the new Board and recommended that it would be in the best interests of the Company to restore gender diversity at the Board level. Accordingly, effective January 27, 2016, the Board updated its Diversity Policy to the following:

•	Board appointments will be based on merit and will consider only those candidates who are highly qualified based on their experience, functional expertise, and personal skills and qualities, having due regard for the benefits of diversity on the Board, so that each nominee possesses the necessary requirements to serve effectively as a Director.

•	In the Director identification and selection process, diversity on the Board, including gender diversity, will influence succession planning and be a key criterion in adding new members to the Board.

•	The Board has a gender diversity target of ensuring that at least two of its independent directors are women by the year 2019.

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The Corporate Governance and Nominating Committee may engage outside consultants to assist in the search for qualified candidates to help meet the Board’s skill and diversity objectives.

The Corporate Governance and Nominating Committee annually reviews and assesses progress against the Diversity Policy and reports to the Board thereon.

Representation of Women in Executive Officer Positions

Norbord is committed to a hiring process that is fair, objective, equitable, non-discriminatory and in compliance with all applicable legislation and good governance. Hiring is done on the principle of merit, and is guided by values that support diversity, respect, integrity and accountability. The Company’s Recruitment Policy is designed to:

•	Hire the best qualified individual for the position.

•	Ensure a hire is fair and based on merit and cultural fit within the organization in order to maximize the candidate’s success in the organization.

•	Ensure that compensation is commensurate with experience, reflects market value of the position, internal equity within the organization and focuses on long-term value creation.

While the Company has not adopted targets for women in executive officer positions given its practice to recruit executives from the broadest possible talent pool based on merit, the recruitment process for all positions across the Company requires that the pool of candidates includes a meaningful number of women.

As at December 31, 2016, one woman (10%) held an executive officer position and eight women (22%) held positions at the senior management level. This group includes the Senior Vice President and Chief Financial Officer; Vice President, Finance and Corporate Controller; Director, Taxation; Director, Operations Services; Director, Human Resources; Director, Norbord Technology Centre; Director, Procurement and General Manager of the High Level, Alberta mill. This is in line with the Company’s total employee base, of which 10% are women.

Management Remuneration

Norbord’s remuneration policies are intended to provide a direct link between competitive industry compensation and company and individual performance. Bonus compensation is reviewed annually by the CEO and the Human Resources Committee and approved by the Board of Directors. Periodic reviews of compensation practices are carried out to ensure that management is fairly rewarded based on performance.

Communications Policy

Norbord keeps shareholders informed of its activities and progress through a comprehensive annual report, quarterly reports and news releases. A regularly updated website (www.norbord.com) provides additional information about the Company, including statutory filings and supplemental information provided to financial analysts and investors.

Directors and management meet with Norbord shareholders at the annual meeting, held in Toronto, and are available to respond to shareholder questions.

Norbord’s investor relations program seeks to ensure that investors’ inquiries are responded to in a timely manner. Management meets on a regular basis with investment analysts and financial advisors to ensure that accurate information is available to investors, including quarterly conference calls and webcasts to discuss Norbord’s performance. Norbord also endeavours to ensure that news media are kept apprised of developments as they occur. All Norbord communications are carried out in accordance with the Company’s Disclosure Policy, which is posted on Norbord’s website at www.norbord.com. This ensures fairness, accuracy and timeliness in reporting material information that is likely to affect the price of Norbord’s publicly traded securities.

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Code of Business Conduct

The Board of Directors has adopted a written Code of Business Conduct (the Code) prescribing the minimum moral and ethical standards of conduct required of all Directors, officers and employees of the Company and its wholly owned subsidiaries. A copy of the Code is available on the Company’s website at www.norbord.com.

The Corporate Governance and Nominating Committee is charged with reviewing the Code on an annual basis and recommending proposed changes to the Board for approval. In 2015, the Code was revised to include the Company’s enhanced anti-bribery and corruption policies and emphasizes the Company’s commitment to conducting business in compliance with all applicable anti-bribery and corruption laws and practices.

The Company provides, on an annual basis, a copy of the Code to designated employees, requiring them to sign an acknowledgment that they have received, read and understand the contents of the Code and agree to adhere to the same.

All employees are required to disclose in writing to their supervisors all activities, investments or businesses that might create an actual or potential conflict of interest with their duties to the Company. Directors are required to consult with the Chair of the Board with respect to potential conflicts and abstain from voting when such matters are before the Board for approval.

All violations of law or of the Code must be reported. The Company has implemented an ethics reporting system allowing Directors, officers and employees to report, in confidence, a violation of law or of the Code to the Chair of the Audit Committee through Norbord’s ethics reporting system, ClearView Connects, which can be accessed from the Company’s website at www.norbord.com. The Chair of the Audit Committee provides the Board with a quarterly report on matters brought to the Chair’s attention.

Anti-hedging and Anti-monetization Policy

On January 29, 2014, the Company adopted an anti-hedging and anti-monetization policy. Under that policy, no Director or member of senior management (including the Named Executive Officers) may, directly or indirectly, engage in any kind of hedging transaction that could reduce or limit the Director’s or senior management’s economic risk with respect to the Director’s or senior management’s holdings, ownership or interest in or to Common Shares or other securities of the Company, including, without limitation, outstanding stock options, deferred share units, restricted stock units or other compensation awards the value of which are derived from, referenced to or based on the value or market price of Common Shares in the capital of the Company or other securities of the Company.

Directors’ Approval

The contents and delivery of this Circular have been approved by the Directors of the Company.

/s/ Elaine G. Toomey

ELAINE G. TOOMEY
Assistant Corporate Secretary
Toronto, Ontario
March 3, 2017

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Appendix A

Board of Directors – Terms of Reference

Role of Board

The role of the Board of Directors is to supervise the business and affairs of the Company, which are conducted by its officers and employees under the direction of the Chief Executive Officer (CEO), to enhance the long-term value of the Company. The Board is elected by the shareholders to oversee management to ensure that the best interests of the Company as a responsible corporate citizen are advanced in a manner that recognizes the concerns of stakeholders in the Company, including its shareholders, creditors, employees, suppliers, customers and the communities in which it operates.

Authority and Responsibilities

The Board of Directors meets regularly to review reports by management on the performance of the Company. In addition to the general supervision of management, the Board, directly or through its committees, performs the following functions:

1.	Strategic Planning – overseeing the strategic planning process within the Company and reviewing, approving, on at least an annual basis, and monitoring the strategic plan for the Company, including fundamental financial and business strategies and objectives;

2.	Risk Assessment – assessing the major risks facing the Company and reviewing and monitoring appropriate systems to manage those risks;

3.	CEO – developing a position description for the CEO, including the corporate objectives that the CEO is responsible for meeting, and selecting, evaluating and compensating the CEO;

4.	Senior Management – overseeing the selection, evaluation and compensation of senior management, and monitoring succession planning;

5.	Communication – reviewing and monitoring communications by and to the Company, including its disclosure policy and a system for receiving feedback from stakeholders in the Company;

6.	Maintaining Integrity – reviewing and monitoring the controls and procedures within the Company to maintain a culture of integrity, including its internal controls and procedures for financial reporting, and compliance with its Code of Business Conduct; and

7.	Corporate Governance – reviewing and maintaining the corporate governance principles and guidelines of the Company.

In addition to those matters that must, by law, be approved by the Board, specific Board approval must be obtained for:

1.	Any capital disposition or expenditure in excess of $3 million and any cost overrun on any project in excess of $2 million;

2.	Any new third-party loan agreement or guarantee for an amount in excess of $10 million;

3.	Changes in senior management at the Company; and

4.	Any other material agreement or arrangement that is not in the ordinary course of business of the Company.

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Composition and Procedures

1.	Size of Board and Selection Process – The Directors of the Company are elected each year by the shareholders at the annual meeting of shareholders. The Corporate Governance and Nominating Committee proposes to the full Board the nominees for election to the Board, and the Board proposes a slate of nominees to the shareholders for election. Any shareholder may propose a nominee for election to the Board either by means of a shareholder proposal upon compliance with the requirements prescribed by the Canada Business Corporations Act, or at the annual meeting. The Board also determines the number of Directors on the Board, subject to a minimum of eight and a maximum of 20. Between annual meetings, the Board may appoint Directors to serve until the next annual meeting.

2.	Qualifications – Directors should have the highest personal and professional ethics and values and be committed to advancing the best interests of the Company. They should possess skills and competencies in areas that are relevant to the Company’s activities. A majority of the Directors will be “independent” Directors within the meaning of section 1.4 of National Instrument 52-110.

3.	Election of Directors – The Board requires any Director to offer his or her resignation if he or she has not received at least 50% of the votes cast at the annual meeting of shareholders in favour of his or her election to the Board. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as appropriate. If the Board accepts the resignation, the Board may:

(a) leave such position vacant,

(b) fill the vacancy by appointing a new director who the Board believes will merit the confidence of the shareholders, or

(c) call a special meeting of shareholders to fill the position.

This majority voting policy does not apply where an election involves a proxy battle.

4.	Share Ownership – The Board requires each Director to own, directly or indirectly, Common Shares or deferred share units equal in value to at least three times the annual Director retainer fee based on the acquisition cost of the Common Shares or deferred share units. New Directors will have five years from the date of joining the Board to achieve this minimum share ownership guideline.

5.	Change in Personal Circumstances – The Board requires any Director to offer his or her resignation if there has been a relevant change in his or her personal circumstances, or if he or she has not attended at least 75% of the regularly scheduled Board and relevant committee meetings in the most recent 12-month period. The Board will evaluate the impact of the change on the composition of the Board and accept or reject the resignation as appropriate.

6.	Orientation and Continuing Education – The Corporate Governance and Nominating Committee is responsible for overseeing the orientation and continuing education programs for new and existing Directors. The CEO and the Chief Financial Officer are responsible for providing an orientation and education program for new Directors. Each new Director must, within three months of becoming a Director, spend one day at the head office of the Company for personal briefings by senior management on the Company’s strategic plan, major risks and other key business matters. The Directors are provided with information on an ongoing basis relating to the operations of the Company and changes in applicable law, and they tour the different facilities of the Company.

7.	Meetings – The Board has at least four scheduled meetings a year. The Board is responsible for its agenda. Prior to each Board meeting, the CEO will discuss with the Chair of the Board agenda items for the meeting. Quorum for meetings will be a majority of the Board members. Notice of meetings of the Board shall be given not less than 48 hours before the time when the meeting is to be held. Materials for each meeting are distributed to the Directors in advance and Directors are expected to review such materials prior to the meeting. At the conclusion of each Board meeting, the independent Directors meet without the non-independent Directors or management present.

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8.	Committees – The Board has established the following standing committees to assist the Board in discharging its responsibilities – Audit Committee; Corporate Governance and Nominating Committee; Environmental, Health and Safety Committee; and Human Resources Committee. Special committees are established from time to time to assist the Board in connection with specific matters. The chair of each committee reports to the Board following meetings of the committee. The terms of reference of the Board and each standing committee are reviewed annually by the Board. Committee chairs and members are appointed annually following the annual meeting of shareholders.

9.	Evaluation – The Corporate Governance and Nominating Committee performs an annual evaluation of the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual Directors. Each standing committee also conducts an evaluation of its performance and terms of reference, and reports the results to the Board for its consideration.

10.	Compensation – The Corporate Governance and Nominating Committee recommends to the Board the compensation for non-management Directors. In reviewing the adequacy and form of compensation and benefits, the Committee seeks to ensure that the compensation reflects the responsibilities and risks involved in being a Director of the Company, and seeks to align the interests of the Directors with the best interests of the shareholders and bondholders.

11.	Access to Independent Advisors – The Board and any committee may at any time retain outside financial, legal and/or other advisors at the expense of the Company. Any Director may, subject to the approval of the Chair of the Board, retain an independent advisor at the expense of the Company.

12.	Feedback from Stakeholders – The CEO will ensure that the Board is kept apprised of noteworthy stakeholder feedback and, where the Board deems it appropriate, a member of the Board may respond directly to stakeholders in this regard.

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